AR/S

BEVERLY NATIONAL CORPORATION

EARNING YOUR TRUST SINCE 1802

04025121

P.E. 12-31-03

ANNUAL REPORT 2003



BEVERLY NATIONAL CORPORATION
SELECTED FINANCIAL INFORMATION

	2003	2002	2001	2000	1999
EARNINGS DATA					
Interest Income	$14,946,528	$16,825,965	$18,266,761	$17,340,522	$15,294,670
Interest Expense	2,823,771	4,336,495	6,131,212	5,796,687	5,208,819
Net Interest Income	12,122,757	12,489,470	12,135,549	11,543,835	10,085,851
Provision for Loan Losses	120,000	303,890	135,000	0	0
Non Interest Income	3,616,247	3,872,653	3,136,893	2,844,528	2,609,112
Non Interest Expense	12,125,662	12,342,414	11,005,624	10,119,967	9,104,983
Income Before Income Taxes	3,493,342	3,715,819	4,131,818	4,268,396	3,589,980
Income Taxes	1,316,331	1,334,301	1,574,209	1,567,405	1,357,339
Net Income	2,177,011	2,381,518	2,557,609	2,700,991	2,232,641
PER SHARE DATA*					
Net Income-Basic	$1.20	$1.35	$1.49	$1.59	$1.36
Net Income-Diluted	$1.14	$1.28	$1.39	$1.48	$1.23
Cash Dividends	$0.80	$0.83	$0.72	$0.63	$0.54
Book Value (at end of period)	$14.32	$14.24	$14.03	$13.26	$12.22
BALANCE SHEET DATA					
Total Assests	347,174,768	310,528,354	310,328,758	264,103,525	221,437,654
Loans	176,594,331	193,406,867	179,960,227	171,331,168	148,985,964
Allowance for Loan Losses	2,182,675	2,012,578	1,996,376	1,912,696	2,132,386
Loans, Net of Allowance	174,411,656	191,394,289	177,963,851	169,418,472	146,853,578
Investments	139,968,269	56,857,708	77,895,916	55,799,644	47,829,036
Deposits	308,280,816	281,295,684	284,112,610	238,902,582	199,252,479
Stockholders' Equity	26,242,030	25,433,145	23,561,564	22,735,232	20,218,279
FINANCIAL RATIOS					
Return on Average Assets	0.67%	0.79%	0.94%	1.12%	1.03%
Return on Average Equity	8.52%	9.78%	10.68%	12.63%	11.44%
Net Interest Margin	4.18%	4.62%	5.03%	5.24%	5.07%
Leveraged Capital Ratio	7.78%	7.87%	8.59%	9.41%	9.44%

*Per Share Information has been adjusted to reflect the June 2002 5% stock dividend.

Beverly National Corporation's stock symbol is BVNC and is traded on The Bulletin Board

BEVERLY NATIONAL BANK:

MEMBER FEDERAL RESERVE BANK
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION
EQUAL OPPORTUNITY EMPLOYER
EQUAL OPPORTUNITY LENDER

SUBSIDIARIES:

Beverly National Bank
- Hannah Insurance Agency
- Beverly Community Development Corporation
- Beverly National Security Corporation

Cabot Street Realty Trust

Credits: Cover Illustration: Scott Duquette
Printed at Colonial Press - 25 Cox Court, Beverly, MA 01915

The Corporation's Securities and Exchange Commission security filing 10-K is available to our Shareholders upon request.

Beverly National Corporation
Statement of Mission and Purpose

THE MISSION OF BEVERLY NATIONAL CORPORATION AND ITS PRIMARY SUBSIDIARY, BEVERLY NATIONAL BANK, IS TO BE AN INDEPENDENT COMMUNITY BANKING COMPANY FOCUSED ON SERVING INDIVIDUALS AND BUSINESSES WITHIN ESSEX COUNTY. WE ARE COMMITTED TO CUSTOMER SERVICE EXCELLENCE AND DEDICATED TO:

- ENHANCING SHAREHOLDER VALUE WITH CONSISTENTLY STRONG FINANCIAL PERFORMANCE;
- PROVIDING BOTH INDIVIDUALS AND BUSINESSES WITH HIGH QUALITY PRODUCTS AND SERVICES, CONCENTRATING ON THOSE MARKETS IN WHICH WE CAN BE A SIGNIFICANT PROVIDER OF THESE SERVICES;
- ENHANCING THE PRODUCTIVITY, SKILLS AND PROFESSIONAL DEVELOPMENT OF OUR EMPLOYEES; AND
- UNDERSTANDING AND RESPONDING TO THE NEEDS AND CONCERNS OF THE CUSTOMERS AND COMMUNITIES WE SERVE.

THE BOARD OF DIRECTORS, MANAGEMENT AND STAFF OF THE CORPORATION BELIEVE THAT BEVERLY NATIONAL HAS AN OPPORTUNITY, THROUGH THE EXECUTION OF THIS MISSION, TO BECOME THE LEADING COMMUNITY BANKING COMPANY IN ESSEX COUNTY.

2003 Year in Review



Donat A. Fournier
President and Chief Executive Officer

Dear Shareholder:

The year 2003 was one of great challenges. Despite sound growth in our deposit base, the economic uncertainty faced by many businesses and consumers throughout the region resulted in slow overall growth, particularly in terms of commercial lending. Such economic uncertainty combined with the compression of net interest margins in this continued low interest rate environment, diminished from the benefits derived from our increase in deposits. However, the year proved productive in terms of new initiatives, which will help lay the groundwork for growth opportunities and create shareholder value in the long term.

In 2003, Beverly National Corporation reported net income of $2,177,011 for the 12 months ended December 31. This compares to earnings for the 12 months ended December 31, 2002 of $2,381,518. This is a decrease of 8.6%. The decline in earnings results from a slow economy and compression of our net interest margin. Earnings per share equaled $1.20 as compared to $1.35 for the 12 months ended December 31, 2002. Diluted earnings per share totaled $1.14 for the 12 months ended December 31, 2003 as compared to $1.28 for the same period in 2002. The Corporation paid four regular dividends totaling $.80 for the year. This represented a dividend yield of 3.05% based on a stock price of $26.20. The 12- month growth of the stock price for the year ended December 31, 2003 was 23.6%.

The Corporation's total assets equaled $347.2 million on December 31, 2003 as compared to $310.5 million on December 31, 2002. Total loans decreased $17.0 million. This decline was primarily due to a reduction in the residential real estate loan portfolio. The bank sold approximately $16.2 million in residential mortgages to the secondary market. The local market remains highly competitive for both commercial and retail loans. However, we will not compromise our standards with respect to credit quality and as a result we continue to maintain a high-quality loan portfolio with delinquencies and charge-offs remaining below industry averages. Total deposits equaled $308.3 million as of December 31, 2003 as compared to $281.3 million for December 31, 2002, which is an increase of $27.0 million. The introduction of our suite of Commercial Cash Management Services in 2003 proved very successful, resulting in $9.9 million in our Overnight Investment Sweep product. Many of our marketing efforts in 2003 were positioned to leverage the opportunities that big-bank mergers presented for us to capitalize on their customers' dissatisfaction by offering the community bank services, competitive products and overall stability that they desired. The resulting migration of new customers to Beverly National netted a significant upturn in new low-cost core deposits.

Creating New Lending Opportunities

Though interest rates continue to remain at record low levels, we are encouraged about the outlook for our lending opportunities due to the appointment of several key additions to our lending team. We are very fortunate to have recruited John R. Putney as Senior Vice President and Lending Officer. John is a highly- respected member of the local banking community and is well poised to build our loan portfolio through his knowledge of the business community and his direction of our lending team. In addition, we have hired three commercial lenders who each bring a strong background and in-depth knowledge of the North Shore business community. These individuals are Donald R. Lonnberg, Gregory M. Ryan and Nicholas P. Helides.

Expanding Investment Services

The Investment Management and Trust Services group continues to add viability to the Corporation's financial well-being, and provides a dimension of financial services found at few community banks. In our Trust and Investment advisors, our customers find knowledgeable, highly-credentialed partners who are dedicated to helping them achieve long-term financial success. During 2003, we entered into an arrangement with UVEST Financial Services, which allows us to offer a greater array of investment and insurance products. James M. Williams was appointed Vice President and Investment Advisor for this new venture. His 20 years of experience managing client investments will complement the strength of our Investment and Trust team.

A Sales Approach to Growth

The growth in our deposit numbers is a result of a successful transition to a sales oriented culture within our retail area. The addition of Business Development Officers, Brad Gaige in our North Beverly office and Pierre Lawrence in our Cummings Center Office is indicative of the change in philosophy towards retail relationships. Under the direction of John L. Good, III of Good Consulting, LLC, sales goals, referral and incentive programs, and a team-oriented approach to customer development has resulted in a successful restructuring of our retail system.

Marketing for the Future

We allocated additional resources to our marketing efforts in 2003. Sound research through public opinion surveys was at the basis of these initiatives, and we were pleased to learn of the favorable image that both customers and non-customers have of the Bank. The theme of the Bank's new branding campaign is "Dedicated to Your Success," which resonates both the public's image and the Bank's commitment to provide the very best products and services. In addition, we installed a Marketing Central Information File, which provides valuable data and the capability to develop marketing efforts from a position of quantifiable knowledge rather than speculation. Market research also led to our implementation of new products and services including a Special Banking Package for Professional Firms and the Overdraft Privilege Services, with many additional opportunities on the horizon.

Managing Efficiently

Efficiency at all levels of the Corporation is essential to our ability to achieve profitability. In 2003, we continued to seek opportunities to streamline processes and control costs. We recently established an automated loan-processing platform, which will allow us to reallocate valuable resources by processing Home Equity Lines of Credit and Consumer Loans at the branch level. This initiation should improve efficiency and provide a more convenient and simplified application process for the customer.

Expanding for Tomorrow

One of the most exciting opportunities for the Bank in 2004 will be the opening of our first new branch in more than four years. The Town of Danvers proved to be one of the best opportunities for expansion as demonstrated through the in-depth site selection studies the bank conducted. Its proximity to our existing branch network, the demographics and commercial opportunities of the community, combined to provide a positive environment for our successful entree into the community. The new branch is expected to open in the third quarter of 2004.

Corporate Governance

We are very fortunate to have an active, dedicated Board of Directors who provides a variety of professional and community-based expertise. We continue to refine our Corporate Governance Policy to ensure the highest level of commitment to our shareholders and clients. We plan to expand the Board this year, and we have nominated two prominent North Shore Certified Public Accountants who will add to the Board's financial expertise. They are Suzanne S. Gruhl, CFO, YWCA of Boston, and Michael F. Tripoli, Partner, Grandmaison and Tripoli, LLP. We also want to note the exceptional contribution of John L. Good, III, who has been a valued consultant to the Bank and has served as a Director since 1987. After 17 years, Jack has decided to step down from the Board, but we will continue to call upon his services.

In closing, though 2003 was a year of challenges, it was also a year of opportunity to develop strategies and position the Corporation for long-term growth and success. I would like to thank our customers, shareholders, Boards of Directors, Bank Advisory Boards, and staff for their ongoing commitment and support of Beverly National Bank and Beverly National Corporation. We continue to be proud of our reputation as a strong corporate leader in our market and we remain "Dedicated to Your Success!"

Respectfully,

Donat A. Fournier
President and Chief Executive Officer

BEVERLY NATIONAL CORPORATION

BUSINESS

Beverly National Corporation, a Massachusetts corporation (the "Company" or the "Holding Company"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Holding Company has one banking subsidiary, Beverly National Bank (the "Bank"), and also owns 100% of a Massachusetts Business Trust, Cabot Street Realty Trust. The principal executive office of the Company is located at 240 Cabot Street, Beverly, Massachusetts 01915, and the telephone number is (978) 922-2100. The Holding Company owns all outstanding shares of the Bank and Cabot Street Realty Trust.

Beverly National Corporation was incorporated in 1984 and became the bank holding company for Beverly National Bank in 1985. However, the historical roots of the Company run deep. Beverly National Bank became a national banking association on March 16, 1865, making it one of the oldest national banks in the United States. From 1802 until the creation of a national banking system in 1865, the Bank operated as a state chartered bank. The Bank is believed to be the oldest community bank and the third oldest national bank still operating in the United States.

The other subsidiary of the Company, Cabot Street Realty Trust, was incorporated in 1984 to hold certain real estate utilized by the Company to conduct its business. During recent years, the Company has experienced sustained growth in both the Company's equity and its base of earning assets. This growth results from the consolidation of several competitors within the region, favorable economic conditions in the Bank's market area and the Bank's success in responding to such opportunities.

The Bank is engaged in substantially all of the business operations customarily conducted by an independent commercial bank in Massachusetts. Banking services offered include acceptance of checking, savings and time deposits and the making of commercial, real estate, installment and other loans. The Bank also offers a full range of trust services, financial planning, internet banking, official checks, traveler's checks, safe deposit boxes, automatic teller machines and customary banking services to its customers. The Bank established a new subsidiary during the fourth quarter of 2001, Hannah Insurance Agency, which will focus on sales of annuities, life, long term and disability insurance. During 2003, Beverly National Security Corporation was established for the exclusive purpose of buying, selling or holding securities.

The business of the Bank is not significantly affected by seasonal factors.

In the last five years the Bank derived its operating income from the following sources:

	% of Operating Income				
	2003	2002	2001	2000	1999
Interest and fees on loans	64%	66%	67%	67%	67%
Interest and dividends on securities and federal funds sold	17	15	18	19	18
Charges, fees and other sources	19	19	15	14	15
	100%	100%	100%	100%	100%

COMPETITION

In Massachusetts generally, and in the Bank's primary service area, there is intense competition in the commercial banking industry. In addition to commercial banks, the Bank competes with other financial institutions such as savings banks, savings and loan associations, credit unions and mortgage companies obtaining lendable funds and in making loans.

Within the communities in which the Bank operates its 8 offices, the Bank's 23.4% market share represents the largest market share among the 13 banking institutions, which operate a total of 34 branches in such communities.

All of the offices of the Company and the Bank are located within a market area, which represents the North Shore Region (Region). This Region is comprised of Beverly and 18 communities, which are proximate to Beverly. In 2003, the Region operated 155 banking offices with deposits of $7.359 billion. Of the 155 offices in this Region, 14 were operated by 14 credit unions. The remaining 141 offices were operated by 25 banks and represented $7.077 billion.

During recent years, the financial industry and the Region have undergone major changes through acquisitions and mergers. These trends will be further accentuated with the upcoming 2004 merger of Fleet and Bank of America.

The magnitude of these changes within the banking industry has served to perpetuate the instability within the structure of the Region's banking industry. For example, 13 communities in the North Shore Region experienced branch turnover in excess of 40 percent during 1996-2001.

As of June 30, 2003, the Bank held 4.3% of the deposits in the Region and maintained 8 offices (two of which are education facilities) of the 155 offices in the Region. 38.7% of the $7.359 billion deposit base is held by 3 competitors (each holding over 10% respectively). These 3 competitors maintain 45 of the 155 offices in the Region and have resources, products and delivery channels which are far more extensive than those of Beverly National Corporation.

The Bank's market position reflects its recognition as a community bank serving Beverly and proximate communities, and its status as an effective local competitor in those communities in which it is based. The Bank's resources and reputation as a community based financial institution facilitates its ability to attract and retain customers in the local areas in which it operates. However, the Bank has neither the resources nor the intent to compete on a broad geographic basis which would not be proximate to Beverly and nearby communities. To the extent that the business of the Company and the Bank extend beyond Beverly and proximate communities, such business is primarily the result of loyal customers who have maintained their relationships with the Bank despite geographic relocations involving their families or businesses.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Summarized quarterly financial data for 2003 and 2002 as follows:

	(in thousands, except earnings per share) 2003 Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
Interest and dividend income	$ 3,817	$ 3,826	$ 3,727	$ 3,576
Interest expense	771	785	657	611
Net interest and dividend income	3,046	3,041	3,070	2,965
Provision for loan losses	100	20	0	0
Other income	1,054	979	644	939
Other expense	3,021	3,103	2,812	3,189
Income before income taxes	979	897	902	715
Income tax expense	375	352	343	246
Net income	$ 604	$ 545	$ 559	$ 469
Basic earnings per common share	$ 0.33	$ 0.31	$ 0.30	$ 0.26
Earnings per common share assuming dilution	$ 0.32	$ 0.29	$ 0.29	$ 0.24

BEVERLY NATIONAL CORPORATION

(in thousands, except earnings per share)

	2002 Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
Interest and dividend income	$ 4,419	$ 4,279	$ 4,190	$ 3,937
Interest expense	1,282	1,154	1,025	875
Net interest and dividend income	3,137	3,125	3,165	3,062
Provision for loan losses	66	80	69	89
Other income	847	916	996	1,113
Other expense	3,117	3,289	3,131	2,804
Income before income taxes	801	672	961	1,282
Income tax expense	268	250	361	455
Net income	$ 533	$ 422	$ 600	$ 827
Basic earnings per common share	$ 0.31	$ 0.24	$ 0.34	$ 0.46
Earnings per common share assuming dilution	$ 0.29	$ 0.23	$ 0.32	$ 0.44

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is limited trading in the Company's Common Stock, which is not listed on any public exchange or the National Association of Securities Dealers National Market System, or the Small Cap Market System. However, the Common Stock of Beverly National Corporation is traded on the Over-the-Counter Bulletin Board and the Stock Symbol is ("BVNC").

The following table sets forth, to the best knowledge of Management the representative prices, for each quarterly period during the last two years. The sale prices of these market trades are based on private transactions that Management is aware of and transactions reported by Advest for 2003 and on Bloomberg for 2002.

Quarter ended	2003	2002
March 31,	$21.10 - $22.50	$15.64 – $17.14
June 30,	$21.22 - $23.00	$18.06 – $21.58
Sept. 30,	$22.05 - $25.80	$20.40 – $22.25
Dec. 31,	$23.90 - $30.00	$20.25 – $21.75

Holders

The number of record holders of the Company common stock was 668 as of March 16, 2004.

Dividends

The Company declared quarterly cash dividends of $.20 per share during 2003 totaling $.80 per share in 2003. The Company declared quarterly cash dividends of $.20 per share plus a 200th anniversary special dividend of $.05 and a stock dividend of 5% on its outstanding common stock, which amounted to an aggregate dividend per share of $.85, during 2002. Adjusted for the 5% stock dividend, dividends paid per share were $.83 per share in 2002.

The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and Massachusetts corporate law. As a practical matter, the Company's ability to pay dividends is generally limited by the Bank's ability to dividend funds to the Company.

For restrictions on the ability of the Bank to pay dividends to the Company, see Note 15, of the Consolidated Financial Statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in and disagreements with accountants on accounting and financial disclosure during the Company's two most recent fiscal years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Critical Accounting Estimates

In preparing the Company's financial statements, Management selects and applies numerous accounting policies. In applying these policies, Management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of potential charge-offs of loans deemed to be uncollectible. These factors include the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While Management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. See "Provisions and Allowance for Loan Losses."

Consolidated Balance Sheets

The total assets of the Company as of December 31, 2003, amounted to $347,174,768 as compared to $310,528,354 at December 31, 2002. This increase amounted to $36,646,414 or 11.8%.

The total assets of the Company as of December 31, 2002, amounted to $310,528,354 as compared to $310,328,758 at December 31, 2001. This increase amounted to $199,596 or 0.1%.

The economy of the Company's market area is considered stable. However, economic uncertainty continues to be a factor in the financial decision making process for both commercial and consumer banking customers.

Investment Portfolio

The securities reported in Available-for-Sale are carried at fair value on the balance sheet. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized. The securities reported in Securities-Held-to-Maturity are carried at amortized cost.

Securities-Held-to-Maturity

The investments in Securities-Held-to-Maturity totaled $77,701,292 at December 31, 2003 as compared to $1,046,308 at December 31, 2002. Given the current interest rate environment, the market uncertainties and to help preserve capital, the Company has placed a large percentage of investments in the Held-to-Maturity category. State and municipal obligations held to maturity totaled $1,937,250 at December 31, 2003, as compared to $546,308 at December 31, 2002. This increase totaled $1,390,942 or 254.6%.

The investments in Securities-Held-to-Maturity totaled $1,046,308 at December 31, 2002 as compared to $1,151,513 at December 31, 2001. This is a decrease of $105,205 or 9.1%. Of this amount, state and municipal obligations held to maturity totaled $546,308 at December 31, 2002, as compared to $651,513 at December 31, 2001. This decrease totaled $105,205 or 16.1%.

It is management's intent to hold those securities designated as Held-to-Maturity in the investment securities portfolio until maturity.

Securities-Available-for-Sale

Securities-Available-for-Sale are primarily comprised of short to medium term U.S. Government corporations and agencies and mortgage backed securities. The balance of Securities-Available-for-Sale totaled $61,082,577 as of December 31, 2003 as compared to the balance of Securities-Available-for-Sale, which totaled $54,969,100 as of December 31, 2002, an increase of $6,113,477 or 11.1%.

The balance of Securities-Available-for-Sale totaled $54,969,100 as of December 31, 2002 as compared to the balance of Securities-Available-for-Sale, which totaled $75,916,103 as of December 31, 2001, a decrease of $20,947,003 or 27.6%.

Federal Funds Sold

The balance of federal funds sold totaled $4,000,000 at December 31, 2003 in comparison to $33,000,000 at December 31, 2002 and in comparison to $24,000,000 at December 31, 2001, reflecting the growth of core deposits, which strengthened the Bank's liquidity position. In 2003 the excess liquidity was deployed within the investment portfolio.

Loans

Net Loans at December 31, 2003, totaled $174,411,656 as compared to $191,394,289 at December 31, 2002. This is a decrease of $16,982,633 or 8.9%.

Commercial Loans totaled $34,787,962 at December 31, 2003, as compared to $37,902,656 at December 31, 2002. This is a decrease of $3,114,694 or 8.2%. This is attributed to increased competition for business loans in the area. Municipal loans totaled $6,972,233 at December 31, 2003, as compared to $6,110,134 at December 31, 2002. This is an increase of $862,099 or 14.1%, which can be attributed to increased activity in the local lending market for industrial revenue bonds. Real estate residential loans, excluding mortgage loans held for sale, totaled $63,345,679 at December 31, 2003, as compared to $81,245,275 at December 31, 2002. This is a decrease of $17,899,596 or 22.0%. The decrease of residential mortgage loan balances can be attributed to the low interest rate environment, in which mortgages have been refinanced at lower rates and subsequently sold in the secondary market. A total of $16,245,705 residential real estate mortgages were sold in the secondary market in 2003. Real estate commercial loans totaled $59,195,713 at December 31, 2003 as compared to $57,702,355 at December 31, 2002, representing an increase of $1,493,358 or 2.6%. There has been increased competition for commercial loans, from both traditional and non-traditional sources. Consumer loans totaled $7,233,142 at December 31, 2003, as compared to $7,576,333 at December 31, 2002. This is a decrease of $343,191 or 4.5%.

Net Loans at December 31, 2002, totaled $191,394,289 as compared to $177,963,851 at December 31, 2001. This increase was $13,430,438 or 7.6%.

Commercial Loans totaled $37,902,656 at December 31, 2002, as compared to $29,725,011 at December 31, 2001. This is an increase of $8,177,645 or 27.5%. This is attributed to increased business from merged banks in the area. The growth in the Bank's loan portfolio has been primarily in the commercial real estate and commercial portfolios. Municipal loans totaled $6,110,134 at December 31, 2002, as compared to $9,143,907 at December 31, 2001. This is a decrease of $3,033,773 or 33.2%, which can be attributed to increased competition in the municipal local lending market. Real estate residential loans, excluding mortgage loans held for sale, totaled $81,245,275 at December 31, 2002, as compared to $72,577,156 at December 31, 2001. This is an increase of $8,668,119 or 11.9%. The increase of residential mortgage loan balances in 2002 can be attributed to the low interest rate environment, in which mortgages have been refinanced to long term fixed rates. Despite such growth, a total of $15,982,444 residential real estate mortgages were sold in the secondary market in 2002. Real estate commercial loans totaled $57,702,355 at December 31, 2002 as compared to $54,496,797 at December 31, 2001, representing an increase of $3,205,558 or 5.9%. There has been increased competition for commercial loans, from both traditional and non-traditional sources, during both 2002 and 2001. Consumer loans totaled $7,576,333 at December 31, 2002, as compared to $8,570,970 at December 31, 2001. This is a decrease of $994,637 or 11.6%.

As of December 31, 2003, loans to borrowers in the health care industry totaled $18,369,481 or 10.4% of total loans. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the Bank's market area.

Premises and Equipment

Premises and equipment totaled $3,825,654 at December 31, 2003 as compared to $4,417,696 at December 31, 2002. This is a net decrease of $592,042 or 13.4%, which can be attributed to the depreciation.

Premises and equipment totaled $4,417,696 at December 31, 2002 as compared to $4,876,282 at December 31, 2001. This is a net decrease of $458,586 or 9.4%, which can be attributed to the depreciation.

Deposits

Deposits totaled $308,280,816 at December 31, 2003, as compared to $281,295,684 at December 31, 2002. The increase of $26,985,132 or 9.6% can be attributed to the development of a sales oriented culture within the Bank's retail banking function. The Bank has focused on growth of its core deposit base. The continued growth of the core deposits is attributable to the ongoing effort to develop and broaden financial relationships with our customers. Demand deposits totaled $61,442,551 at December 31, 2003 as compared to $59,951,379 at December 31, 2002. This is an increase of $1,491,379 or 2.5%. Interest bearing deposits totaled $246,838,265 at December 31, 2003 as compared to $221,344,305 at December 31, 2002. This is an increase of $25,493,960 or 11.5%.

Deposits totaled $281,295,684 at December 31, 2002, as compared to $284,017,818 at December 31, 2001. The Bank has focused on growth of its core deposit base. The continued growth of the core deposits is attributable to the ongoing effort to develop and broaden financial relationships with our customers. Time deposits totaled $56,490,854 at December 31, 2002 as compared to $67,160,704 at December 31, 2001. This is a decrease of $10,669,850 or 15.9%. The decrease of high cost deposits was partially offset by lower cost core deposits.

Borrowings

Securities Sold Under Repurchase Agreements, totaled $9,943,208 at December 31, 2003 as compared to $-0- at December 31, 2002. The Bank utilizes Securities Sold Under Repurchase Agreements as an alternative funding source and as a product to respond to the treasury function needs of commercial customers.

Capital

The increase in capital during 2003 of $808,885 can be attributed to internal capital growth of $726,486 (net income less dividends) and exercised stock options and related activity of $618,150. There was a negative change in the net unrealized gain (net of tax) for the Available-for-Sale securities, which totaled $535,751.

The increase in capital during 2002 of $1,871,581 can be attributed to internal capital growth of $922,354 (net income less dividends) and exercised stock options and related activity of $989,327. During the year 2002, the Company repurchased 17,500 shares of its common stock for an aggregate repurchase price of $389,375. The negative change in the net unrealized gain (net of tax) for the Available-for-Sale securities totaled $88,568.

Consolidated Statements of Income

Net Interest Income

Net interest and dividend income totaled $12,122,757 for the year ended December 31, 2003, as compared to $12,489,470 for the year ended December 31, 2002. This decrease was $366,713 or 2.9%. The decreased interest income was partially offset by decreased interest expense.

Net interest and dividend income totaled $12,489,470 for the year ended December 31, 2002, as compared to $12,135,549 for the year ended December 31, 2001. This increase was $353,921 or 2.9%. During 2002, decreased interest income and increased provision for loan losses were more than offset by decreased interest expense.

Loan Income

Interest and fees on loans totaled $11,815,602 for the year ended December 31, 2003, as compared to $13,618,426 for 2002. This is a decrease of $1,802,824 or 13.2%, is primarily attributable to both decreased interest rates and, to a lesser extent, is attributable to decreased volume of loans.

Interest and fees on loans totaled $13,618,426 for the year ended December 31, 2002, as compared to $14,286,139 for 2001. This is a decrease of $667,713 or 4.7% which is attributable to decreased interest rates despite the increased volume of loans.

Investment Securities Income

Taxable investment securities income for the 12 months ended December 31, 2003, totaled $2,858,347 as compared to $2,807,555 for the same time period in 2002. This is an increase of $50,792 or 1.8%. The average balance of taxable investments of government agencies and mortgage backed securities increased in 2003, but the investments purchased during the year were invested at lower rates, due to the interest rate environment.

Taxable investment securities income for the 12 months ended December 31, 2002, totaled $2,807,555 as compared to $3,317,212 for the same time period in 2001. This is a decrease of $509,657 or 15.4%. The decrease is the result of bonds which were called or sold during 2002. The average balance of taxable investments of government agencies and mortgage backed securities increased in 2002, but the investments purchased during the year were invested at lower rates, due to the interest rate environment.

Tax exempt investment securities income for the 12 months ended December 31, 2003, totaled $43,873 as compared to $27,650 for the same period in 2002. This is an increase of $16,223 or 58.7%.

Tax exempt investment securities income for the 12 months ended December 31, 2002, totaled $27,650 as compared to $44,258 for the same period in 2001. This is a decrease of $16,608 or 37.5%. Investment in tax exempt bonds have been limited to those communities and political subdivisions within the Company's market area.

Other Interest Income

Other interest income totaled $211,698 for the 12 months ended December 31, 2003, as compared to $358,438 for the same time period in 2002, a decrease of $146,740 or 40.9%. This decrease is attributable to a lower interest rate environment.

Other interest income totaled $358,438 for the 12 months ended December 31, 2002, as compared to $612,084 for the same time period in 2001, a decrease of $253,646 or 41.4%. This decrease is attributable to a lower interest rate environment, although the Company kept a higher volume of federal funds sold.

Interest Expense

Interest expense on deposits totaled $2,786,838 for the year ended December 31, 2003, as compared to $4,336,495 for the year ended December 31, 2002. This is a decrease of $1,549,657 or 35.7%. Core deposit growth created a lower interest expense in a lower interest rate environment. The interest expense on short-term borrowings for the 12 months ended December 31, 2003 totaled $36,933 as compared to $-0- for the 12 months ending December 31, 2002. This increase of $36,933 is due to the initiation of the program in 2003 to sell Securities Under Agreements to Repurchase.

Interest expense on deposits totaled $4,336,495 for the year ended December 31, 2002, as compared to $6,118,235 for the year ended December 31, 2001. This is a decrease of $1,781,740 or 29.1%. The decrease of certificate of deposit balances along with core deposit growth created a lower interest expense in a lower interest rate environment. The interest expense on short-term borrowings for the 12 months ended December 31, 2002 totaled $ -0-, as compared to $12,977 for the 12 months ending December 31, 2001. There were no short-term borrowings for the period ended December 31, 2002 and the interest expense was $12,977 for the period ended December 31, 2001.

Provisions and Allowance for Loan Losses

There was a $120,000 provision to the allowance for loan losses ("ALLL") for the 12 month period ended December 31, 2003 and $303,890 provision for the same period in 2002. The limited 2003 provision was warranted due to the limited growth of the loan portfolio. At December 31, 2003 the Company's allowance for loan losses was $2,182,675 representing 1.24% of gross loans and mortgages held for sale, as compared to $2,012,578, representing a ratio of 1.04% of gross loans at December 31, 2002.

The Company's non-accrual loans totaled to $1,006,740 at December 31, 2003, as compared to $574,569 at December 31, 2002. Combined non-accrual loans and past due loans 90 days or more remained low and amounted to $1,006,740 at December 31, 2003, as compared to $575,229 at December 31, 2002, while non-accrual and delinquent loans increased in 2003, the volume of such loans remained low as a percentage of the portfolio.

The ratio of non-performing assets to total loans, mortgages held for sale and other real estate owned ("OREO") was 0.57% for December 31, 2003, as compared to 0.30% as of December 31, 2002. The ratio of allowance for loan losses to non-performing assets equaled 216.8% at December 31, 2003, as compared to 349.9% at December 31, 2002.

Loans totaling $78,101 were charged off by the Company during 2003 as compared to $532,664 charged off during the corresponding period in 2002. These charge-offs consisted primarily of loans to small businesses. Recoveries of loans previously charged off totaled $128,198 during 2003 as compared to $244,976 during the corresponding period in 2002. Management does not consider either the decrease in charged off loans or the increase of recoveries of previously charged off loans to be indicative of any trends.

There was a $303,890 provision to the allowance for loan losses for the 12 month period ended December 31, 2002 and $135,000 provision for the same period in 2001. The 2002 provision was warranted due to the continued growth of the loan portfolio. An additional factor contributing to the need for an increased provision during 2002 included management's evaluation of economic conditions at the national level. At December 31, 2002 the Company's allowance for loan losses was $2,012,578 representing 1.04% of gross loans and mortgages held for sale, as compared to $1,996,376, representing a ratio of 0.81% of gross loans at December 31, 2001.

The Company's non-accrual loans totaled to $574,569 at December 31, 2002, as compared to $336,906 at December 31, 2001. Combined non-accrual loans and past due loans 90 days or more remained low and amounted to $575,229 at December 31, 2002, as compared to $336,906 at December 31, 2001.

The ratio of non-performing assets to total loans, mortgages held for sale and other real estate owned ("OREO") was 0.30% for December 31, 2002, as compared to 0.19% as of December 31, 2001. The ratio of allowance for loan losses to non-performing assets equaled 349.9% at December 31, 2002, as compared to 592.5% at December 31, 2001.

Loans totaling $532,664 were charged off by the Company during 2002 as compared to $102,071 charged off during the corresponding period in 2001. These charge-offs consisted primarily of loans to small businesses. Recoveries of loans previously charged off totaled $244,976 during 2002 as compared to $50,751 during the corresponding period in 2001. Management does not consider either the increase in charged off loans or the increase of recoveries of previously charged off loans to be indicative of any trends.

Non-Interest Income

Non-interest income totaled $3,616,247 in 2003 as compared to $3,872,653 in 2002. Income from fiduciary activities totaled $1,540,084 for the 12 months ended December 31, 2003, as compared to $1,612,911 for the same time period in 2002, a decrease of $72,827 or 4.5%. Earnings from recurring fiduciary income decreased due to market valuations in the earlier part of the year. Service charges and other deposit fee income totaled $1,062,477 for the 12 months ending December 31, 2003 as compared to $882,538 for the same time period in 2002. This increase of $179,939 can be attributed to additional services and a higher volume of accounts. Other income totaled $377,832 for the 12 months ended December 31, 2003 as compared to $622,210 for the same period in 2002. Income from security gains totaled $247,982 for the 12 months ended December 31, 2003 as compared to $299,567 of security gains for the 12 months ended December 31, 2002.

Non-interest income totaled $3,872,653 in 2002 as compared to $3,136,893 in 2001. Income from fiduciary activities totaled $1,612,911 for the 12 months ended December 31, 2002, as compared to $1,714,760 for the same time period in 2001, a decrease of $101,849 or 5.9%. Earnings from recurring fiduciary income decreased due to market value erosion. Service charges and other deposit fee income totaled $882,538 for the 12 months ending December 31, 2002 as compared to $755,772 for the same time period in 2001. This increase of $126,766 can be attributed to additional services and a higher volume of accounts. Other income totaled $622,210 for the 12 months ended December 31, 2002 as compared to $472,088 for the same period in 2001. Income from security gains totaled $299,567 for the 12 months ended December 31, 2002 as compared to no security gains for the 12 months ended December 31, 2001.

Other Expense

The total non-interest expense totaled $12,125,662 for 2003 as compared to $12,342,414 in 2002. This is a decrease of $216,752 or 1.8%. Salaries and benefits expense was basically unchanged primarily due to the non-reoccurrence of the 2002 cost of transition of the chief executive officer. Occupancy expense increased $19,783 or 2.0%. This increase represents higher repairs and maintenance costs. Equipment costs decreased $155,456 or 22.4% and can be attributed to limited equipment purchases made in 2003.

The total non-interest expense totaled $12,342,414 for 2002 as compared to $11,005,624 in 2001. This is an increase of $1,336,790 or 12.1%. Salaries and benefits expense increased $1,021,869 or 16.8% primarily due to transition of the chief executive officer and additional personnel costs associated to retail, processing and trust. Occupancy expense decreased $81,668 or 7.5%. This decrease represents lower repairs and maintenance costs. Equipment costs increased $90,271 or 14.9% and can be attributed to check processing equipment and continued upgrades of computer equipment to support the technology of the commercial and consumer banking operations, as well as the trust department operating systems. In 2002, professional fees increased $152,174 or 43.7% due to executive search fees primarily. Marketing and Public Relations decreased $71,711 or 15.7%. Other expenses totaled $1,694,252 for 2002 as compared to $1,500,257 in 2001, an increase of $193,995 or 12.9%.

Income Taxes

Income tax expense totaled $1,316,331 for the year ended December 31, 2003 as compared to $1,334,301 for the same time period in 2002. This decrease reflects the decrease of taxable income.

Income tax expense totaled $1,334,301 for the year ended December 31, 2002 as compared to $1,574,209 for the same time period in 2001. This decrease reflects the decrease of taxable income.

Net Income

Net income was $2,177,011 for the twelve months ended 2003 as compared to $2,381,518 for 2002, which is a decrease of $204,507 or 8.6%.

Net income was $2,381,518 for 2002 as compared to $2,557,609 for 2001, which is a decrease of $176,091 or 6.9%.

Capital Resources

As of December 31, 2003, the Company had total capital in the amount of $26,242,030 as compared with $25,433,145 at December 31, 2002, which represents an increase of $808,885 or 3.2%. The capital ratios of the Company and the Bank exceed applicable regulatory requirements (see Note 15 to the Financial Statements).

Banks and bank holding companies are generally required to maintain Tier 1 capital at a level equal to or greater than 4.0% of their adjusted total assets. As of December 31, 2003, the Bank's Tier 1 capital amounted to 7.00% as compared to 6.78% of total average assets at December 31, 2002.

Similarly, the Company's Tier 1 capital amounted to 7.78% at December 31, 2003 as compared to 7.87% at December 31, 2002. Banks and holding companies must maintain minimum levels of risk-based capital equal to risk weighted assets of 8.00%. At December 31, 2003, the Bank's ratio of risk based capital to risk weighted assets amounted to 12.56% for Tier 1 and 13.71% for total capital, which satisfies the applicable risk-based capital requirements. At December 31, 2002, the Bank's ratio of risk-based capital to risk-weighted assets amounted to 11.03% for Tier 1 and 12.10% for total capital. Similarly, the Company's ratio of risk-based capital to risk-weighted assets, at December 31, 2003, amounted to 13.87% for Tier 1 and 15.02% for total capital which exceeds all applicable regulatory requirements. At December 31, 2002, the Company's ratio of risk-based capital to risk-weighted assets amounted to 12.74% for Tier 1 and 13.79% of total capital. In the opinion of Management, capital levels are adequate to meet the presently foreseeable needs of the Company and the Bank.

As of December 31, 2002, the Company had total capital in the amount of $25,433,145 as compared with $23,561,564 at December 31, 2001, which represents an increase of $1,871,581 or 7.9%. The Company repurchased 119,148 shares of its common stock which were placed in treasury stock.

Banks and bank holding companies are generally required to maintain Tier 1 capital at a level equal to or greater than 4.0% of their adjusted total assets. As of December 31, 2002, the Bank's Tier 1 capital amounted to 6.78% as compared to 7.10% of total average assets at December 31, 2001.

Similarly, the Company's Tier 1 capital amounted to 7.87% at December 31, 2002 as compared to 8.59% at December 31, 2001. Banks and holding companies must maintain minimum levels of risk-based capital equal to risk weighted assets of 8.00%. At December 31, 2002, the Bank's ratio of risk based capital to risk weighted assets amounted to 11.03% for Tier 1 and 12.10% for total capital, which satisfies the applicable risk-based capital requirements. At December 31, 2001, the Bank's ratio of risk-based capital to risk-weighted assets amounted to 11.83% for Tier 1 and 12.97% for total capital. Similarly, the Company's ratio of risk-based capital to risk-weighted assets, at December 31, 2002, amounted to 12.74% for Tier 1 and 13.79% for total capital which exceeds all applicable regulatory requirements. At December 31, 2001, the Company's ratio of risk-based capital to risk-weighted assets amounted to 13.24% for Tier 1 and 14.36% of total capital.

Liquidity

The primary function of asset/liability management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Certain marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity. Total securities maturing in one year or less amounted to approximately $300,000 or 0.2% at December 31, 2003 of the investment securities portfolio, and $3,134,580 at December 31, 2002, representing 5.7% of the investment securities portfolio. Total securities maturing in one year or less amounted to approximately $1,105,600 at December 31, 2001, representing 16.8% of the investment securities portfolio. Assets such as federal funds sold, mortgages held for sale, as well as maturing loans are also sources of liquidity.

BEVERLY NATIONAL CORPORATION

The Company's goals are to be substantially neutral with respect to interest rate sensitivity, and to maintain a net cumulative gap at one year or less than 15% of total earning assets. The Company believes that it is successfully managing its interest rate risk consistent with these goals. Listed below is a gap analysis as of December 31, 2003 by re-pricing date or maturity.

Gap Analysis

(Dollars in Thousands)	0-31 Days	1-3 Months	3-6 Months	6-12 Months	1-5 Years	Over 5 Years
ASSETS						
Investments (2)	$9,538	$11,513	$23,735	$13,870	$17,073	$64,997
Interest Bearing Demand Deposits	191	0	0	0	0	0
Fed Funds Sold	4,000	0	0	0	0	0
Total Loans(1)	20,848	2,092	3,864	8,512	59,778	81,500
Total Earning Assets	34,577	13,605	27,599	22,382	76,851	146,497
LIABILITIES						
Non-interest Bearing Deposits	0	0	0	0	0	61,443
Savings	0	0	21,343	0	43,271	0
NOW Accounts	0	0	23,707	0	48,140	0
Money Market Accounts	51,570	0	0	0	0	0
Time Deposits $100,000 and over	1,588	1,865	1,468	1,030	3,286	0
Other Time Deposits	3,088	7,478	9,294	12,165	17,545	0
Total Deposits	56,246	9,343	55,812	13,195	112,242	61,443
Securities Sold Under Agreements to Repurchase	9,943	0	0	0	0	0
Total Deposits & Securities Sold Under Agreements to Repurchase	66,189	9,343	55,812	13,195	112,242	61,443
Net Asset (Liability) Gap	$(31,612)	$4,262	$(28,213)	$9,187	$(35,391)	$85,054
Cumulative Gap	$(31,612)	$(27,350)	$(55,563)	$(46,376)	$(81,767)	$3,287
% Cumulative Gap	(9.83%)	(8.51%)	(17.28%)	(14.42%)	(25.43%)	1.02%

(1) Includes net deferred loan costs
(2) Includes Federal Reserve Bank stock and Federal Home Loan Bank stock

Off Balance Sheet Arrangements
The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. In the opinion of Management, these off-balance sheet arrangements are not likely to have a material effect on the Company's financial conditions, results of operations, or liquidity. For a discussion of this matter, please see Note 13 to the Financial Statements.

Forward Looking Statements

The Form10-K and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business; and
(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;
(b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses;
(c) increased competition from other financial and non-financial institutions;
(d) the impact of technological advances; and
(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operation.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices. In particular, the market price of interest-earning assets may be affected by changes in interest rates. Since net interest income (the difference or spread between the interest earned on loans and investments and the interest paid on deposits and borrowings) is the Company's primary source of revenue, interest rate risk is the most significant non-credit related market risk to which the Company is exposed. Net interest income is affected by changes in interest rates as well as fluctuations in the level and duration of the Company's assets and liabilities.

Interest rate risk is the exposure of net interest income to adverse movements in interest rates. In addition to directly impacting net interest income, changes in interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and re-financings, the carrying value of investment securities classified as available for sale and the flow and mix of deposits.

The Company's Asset/Liability Management Committee, comprised of the President of the Company, Chief Financial Officer, Senior Lending Officer, marketing, retail and finance Officers, is responsible for managing interest rate risk in accordance with policies approved by the Board of Directors regarding acceptable levels of interest rate risk, liquidity, and capital. This committee meets weekly and sets the rates paid on deposits, approves loan pricing and reviews investment transactions. This Asset/Liability Management Committee reports to the Risk Management Committee, which is comprised of several Directors, President and Chief Executive Officer, Senior Vice President and Chief Financial Officer, and Senior Vice President and Senior Lender, which review the above risk on a quarterly basis.

Interest rate risk is monitored using gap analysis, which identifies the differences between specific time frames assets and liabilities mature or reprice. An interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same period. A gap is considered positive, or "asset sensitive", when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative, or "liability sensitive", when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. A company's sensitivity gap can change under the differing "rate shocks" performed on the Company's Balance Sheet.

The Company is subject to interest rate risk in the event that rates either increase or decrease. In the event that interest rates increase, the value of net assets (the liquidation value of stockholders equity) would decrease because the Company becomes liability sensitive, the assets of the Company extend out, as a result the liabilities will reprice faster than its assets. At December 31, 2003, it is estimated that an increase in interest rates of 200 basis points (for example, an increase in the prime rate from 4.00% to 6.00%) would decrease the value of net assets by $1,746,998. If interest rates were to decrease, the value of net assets would increase.

The fluctuation on interest rates also has an affect on the Company's net interest income. In the event that interest rates decrease, by 200 basis points (for example, a decrease in the prime rate from 4.00% to 2.00%), it is estimated that net interest income would decrease by $1,291,090. If interest rates were to increase, the Company's sensitivity gap, shifts to a negative sensitivity, or "liability sensitive," as a result the Company's net interest income would decrease by $282,010.

At December 31, 2003, it was estimated that the value of the net assets of the Company would decrease by $1,746,998 if interest rates were to increase by 200 basis points and that the Company's net interest income would decline by $1,291,090 if interest rates were to decline by 200 basis points. The year-to-year change in these estimates is a result of a lengthening of the duration of the net assets of the Company.

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Beverly National Corporation
Beverly, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Beverly National Corporation and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beverly National Corporation and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod & Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
January 5, 2004

83 PINE STREET • WEST PEABODY, MASSACHUSETS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

ASSETS	2003	2002
Cash and due from banks	$ 18,759,631	$ 17,228,634
Interest bearing demand deposits with other banks	190,658	153,031
Federal funds sold	4,000,000	33,000,000
Cash and cash equivalents	22,950,289	50,381,665
Investments in available-for-sale securities (at fair value)	61,082,577	54,969,100
Investments in held-to-maturity securities (fair values of $77,910,696 as of December 31, 2003 and $1,046,308 as of December 31, 2002)	77,701,292	1,046,308
Federal Home Loan Bank stock, at cost	1,041,900	744,800
Federal Reserve Bank stock, at cost	142,500	97,500
Loans, net of the allowance for loan losses of $2,182,675 and $2,012,578, respectively	174,411,656	191,394,289
Mortgages held-for-sale		1,622,500
Premises and equipment	3,825,654	4,417,696
Accrued interest receivable	1,243,694	1,148,290
Other assets	4,775,206	4,706,206
Total assets	$347,174,768	$310,528,354

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
Deposits:		
Noninterest-bearing	$ 61,442,551	$ 59,951,379
Interest-bearing	246,838,265	221,344,305
Total deposits	308,280,816	281,295,684
Securities sold under agreements to repurchase	9,943,208	
Other liabilities	2,708,714	3,799,525
Total liabilities	320,932,738	285,095,209
Stockholders' equity:		
Preferred stock, $2.50 par value per share; 300,000 shares authorized; issued and outstanding none		
Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued 1,944,879 shares as of December 31, 2003 and 1,905,321 shares as of December 31, 2002; outstanding, 1,832,094 shares as of December 31, 2003 and 1,785,841 shares as of December 31, 2002	4,862,198	4,763,303
Paid-in capital	6,280,618	5,852,014
Retained earnings	17,073,858	16,347,372
Treasury stock, at cost (112,785 shares as of December 31, 2003 and 119,480 shares as of December 31, 2002)	(1,527,461)	(1,618,112)
Accumulated other comprehensive (loss) income	(447,183)	88,568
Total stockholders' equity	26,242,030	25,433,145
Total liabilities and stockholders' equity	$347,174,768	$310,528,354

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income:			
Interest and fees on loans	$11,815,602	$13,618,426	$14,286,139
Interest on debt securities:			
Taxable	2,858,347	2,807,555	3,317,212
Tax-exempt	43,873	27,650	44,258
Dividends on marketable equity securities	17,008	13,896	7,068
Other interest	211,698	358,438	612,084
Total interest and dividend income	14,946,528	16,825,965	18,266,761
Interest expense:			
Interest on deposits	2,786,838	4,336,495	6,118,235
Interest on other borrowed funds	36,933		12,977
Total interest expense	2,823,771	4,336,495	6,131,212
Net interest and dividend income	12,122,757	12,489,470	12,135,549
Provision for loan losses	120,000	303,890	135,000
Net interest and dividend income after provision for loan losses	12,002,757	12,185,580	12,000,549
Other income:			
Income from fiduciary activities	1,540,084	1,612,911	1,714,760
Service charges on deposit accounts	643,178	528,239	482,605
Other deposit fees	419,299	354,299	273,167
Gains on sales of available-for-sale securities, net	247,982	299,567	
Gains on sales of loans, net	387,872	455,427	194,273
Other income	377,832	622,210	472,088
Total other income	3,616,247	3,872,653	3,136,893
Other expense:			
Salaries and employee benefits	7,141,710	7,114,194	6,092,325
Occupancy expense	1,034,273	1,014,490	1,096,158
Equipment expense	538,903	694,359	604,088
Contributions	89,410	156,191	112,919
Data processing fees	566,008	560,510	550,863
Marketing and public relations	328,772	385,200	456,911
Stationery and supplies	218,437	223,093	244,152
Professional fees	500,950	500,125	347,951
Other expense	1,707,199	1,694,252	1,500,257
Total other expense	12,125,662	12,342,414	11,005,624
Income before income taxes	3,493,342	3,715,819	4,131,818
Income taxes	1,316,331	1,334,301	1,574,209
Net income	$ 2,177,011	$ 2,381,518	$ 2,557,609
Earnings per common share	$ 1.20	$ 1.35	$ 1.49
Earnings per common share, assuming dilution	$ 1.14	$ 1.28	$ 1.39

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2003, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000	$4,197,245	$2,929,381	$15,982,441	$(427,467)	$ 53,632	$22,735,232
Comprehensive income:						
Net income			2,557,609			
Net change in unrealized holding gain on available-for-sale securities, net of tax effect					120,350	
Comprehensive income						2,677,959
Tax benefit for stock options		31,060				31,060
Compensation expense relating to grants of common stock at prices less than market value		40,757				40,757
Dividends declared ($.72 per share)			(1,245,004)			(1,245,004)
Sale of 17,800 shares of common stock on exercise of stock options	44,500	78,330				122,830
Purchases of treasury stock				(801,270)		(801,270)
Balance, December 31, 2001	4,241,745	3,079,528	17,295,046	(1,228,737)	173,982	23,561,564
Comprehensive income:						
Net income			2,381,518			
Other comprehensive loss, net of tax effect.					(85,414)	
Comprehensive income						2,296,104
Tax benefit for stock options		429,680				429,680
Compensation expense relating to grants of common stock at prices less than market value		5,009				5,009
Issuance of 5% common stock dividend	223,688	1,646,340	(1,870,028)			
Dividends declared ($.83 per share)			(1,459,164)			(1,459,164)
Sale of 119,148 shares of common stock on exercise of stock options	297,870	691,457				989,327
Purchases of treasury stock				(389,375)		(389,375)
Balance, December 31, 2002	4,763,303	5,852,014	16,347,372	(1,618,112)	88,568	25,433,145
Comprehensive income:						
Net income			2,177,011			
Other comprehensive loss, net of tax effect					(535,751)	
Comprehensive income						1,641,260
Tax benefit for stock options		214,063				214,063
Stock award (500 shares from treasury stock)		4,480		6,770		11,250
Dividends declared ($.80 per share)			(1,450,525)			(1,450,525)
Sale of 39,558 shares of common stock on exercise of stock options	98,895	196,193				295,088
Reissuance of treasury stock under stock option plan (6,195 shares)		13,868		83,881		97,749
Balance, December 31, 2003	$4,862,198	$6,280,618	$17,073,858	$(1,527,461)	$(447,183)	$26,242,030

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2003, 2002 and 2001
(continued)

Reclassification disclosure for the years ended December 31:

	2003	2002	2001
Other comprehensive income and reclassification disclosure for the years ended December 31:			
Unrealized (losses) gains on securities			
Net unrealized (loss) gain on available-for-sale securities	$ (805,134)	$301,107	$198,572
Reclassification adjustment for realized gains in net income	(247,982)	(299,567)	
	(1,053,116)	1,540	198,572
Income tax benefit (expense)	431,042	(631)	(78,222)
	(622,074)	909	120,350
Minimum pension liability adjustment	146,139	(146,139)	
Income tax (expense) benefit	(59,816)	59,816	
	86,323	(86,323)	
Other comprehensive (loss) income, net of tax	$ (535,751)	$ (85,414)	$120,350

Accumulated other comprehensive (loss) income consists of the following as of December 31:

	2003	2002	2001
Net unrealized holding (losses) gains on available-for-sale securities, net of taxes	$(447,183)	$174,891	$173,982
Minimum pension liability adjustment, net of taxes		(86,323)	
Accumulated other comprehensive (loss) income	$(447,183)	$ 88,568	$173,982

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 2,177,011	$ 2,381,518	$ 2,557,609
Adjustments to reconcile net income to net cash provided by operating activities:			
Net decrease (increase) in mortgages held-for-sale	(7,098,480)	72,020	(2,828,419)
(Benefit) provision for mortgages held-for-sale		(17,514)	21,861
(Increase) decrease in mortgage servicing rights assets	40,306	(75,088)	(45,094)
Decrease in loan participation servicing liability	(2,999)	(5,408)	(6,113)
Depreciation and amortization	783,286	725,955	694,470
Compensation expense relating to grants of common stock at prices less than market		5,009	40,757
Stock awards	11,250		
Gains on sales of available-for-sale investments, net	(247,982)	(299,567)	
Provision for loan losses	120,000	303,890	135,000
Deferred tax benefit	(298,059)	(266,503)	(146,729)
Decrease in taxes receivable	128,817	199,016	404,405
(Increase) decrease in interest receivable	(95,404)	410,756	331,042
Decrease in interest payable	(51,565)	(184,320)	(4,241)
(Decrease) increase in accrued expenses	(9,461)	70,046	54,870
Decrease (increase) in prepaid expenses	16,669	(78,915)	(120,861)
Increase in tax payable	488,262		
(Decrease) increase in other liabilities	(18,012)	116,005	150,194
Decrease (increase) in other assets	781	28,067	(46,267)
Decrease (increase) in cash surrender value of life insurance	111,227	(79,834)	(9,045)
Decrease (increase) in RABBI Trust trading securities	48,557	(193,121)	(4,752)
Amortization (accretion) of securities, net	677,530	(6,669)	(329,462)
Loss on disposal of premises and equipment	14,672		
Gain on sales of assets, net		(703)	(612)
Change in deferred loan costs, net	10,382	(208,089)	(154,067)
Net cash provided by operating activities	(3,193,212)	2,896,551	694,546
Cash flows from investing activities:			
Purchases of available-for-sale securities	(79,539,532)	(57,786,329)	(112,675,308)
Proceeds from sales of available-for-sale securities	17,478,773	14,771,292	857,170
Proceeds from maturities of available-for-sale securities	54,490,878	64,270,021	74,350,000
Purchases of held-to-maturity securities	(78,274,598)		(1,000,000)
Proceeds from maturities of held-to-maturity securities	1,593,354	105,000	16,994,500
Purchases of Federal Home Loan Bank stock	(297,100)	(14,000)	(94,600)
Purchase of Federal Reserve Bank stock	(45,000)		
Loan originations and principal collections, net	27,945,033	(13,537,005)	(7,615,492)
Recoveries of loans previously charged off	128,198	244,976	50,751
Purchase of loan	(2,500,000)		
Capital expenditures	(277,816)	(267,369)	(430,055)
Proceeds from sales of assets		73,493	61,862
Purchase of life insurance policies	(1,000,000)		
Redemption of life insurance policy	255,829		
Premiums paid on life insurance policies	(66,836)	(88,155)	(88,155)
Net cash (used in) provided by investing activities	(60,108,817)	7,771,924	(29,589,327)

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001
(continued)

	2003	2002	2001
Cash flows from financing activities:			
Net increase in demand deposits, NOW and savings accounts	24,709,699	7,910,066	36,797,795
Net increase (decrease) in time deposits	2,275,434	(10,632,200)	8,412,233
Increase in securities sold under agreements to repurchase	9,943,208		
Proceeds from exercise of stock options	392,837	989,327	122,830
Purchases of treasury stock		(389,375)	(801,270)
Dividends paid	(1,450,525)	(1,459,164)	(1,245,004)
Net cash provided by (used in) financing activities	35,870,653	(3,581,346)	43,286,584
Net (decrease) increase in cash and cash equivalents	(27,431,376)	7,087,129	14,391,803
Cash and cash equivalents at beginning of year	50,381,665	43,294,536	28,902,733
Cash and cash equivalents at end of year	$22,950,289	$50,381,665	$43,294,536
Supplemental disclosures:			
Mortgages held-for-sale transferred to loans	$ 8,720,980	$ 307,000	$ 1,022,821
Interest paid	2,875,336	4,520,815	6,135,453
Income taxes paid	997,311	1,401,788	1,316,533
Equipment transferred to other assets	4,120		
Other assets transferred to premises and equipment	5,347		

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - NATURE OF OPERATIONS

Beverly National Corporation (Company) is a state chartered corporation that was organized in 1984 to become the holding company of Beverly National Bank (Bank). The Company's primary activity is to act as the holding company for the Bank. The Bank is a federally chartered bank, which was founded in 1802 and is headquartered in Beverly, Massachusetts. The Bank operates its business from six full service branches and two educational banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans. The Bank also operates a trust department that offers fiduciary and investment services.

NOTE 2 - ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting with the exception of fiduciary activities and certain minor sources of income which are reflected on a cash basis. The results of these activities do not differ materially from those which would result using the accrual method. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and Cabot Street Realty Trust and the Bank's wholly-owned subsidiaries, Beverly Community Development Corporation, Hannah Insurance Agency, Inc. and Beverly National Security Corporation. Cabot Street Realty Trust was formed for the purpose of real estate development. Beverly Community Development Corporation was formed to provide loans to small businesses and individuals in low income census tracts. Hannah Insurance Agency, Inc. was formed to market life insurance, disability insurance and long term care products. During 2003, Beverly National Security Corporation was established for the exclusive purpose of buying, selling or holding securities. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks and federal funds sold.

Cash and due from banks as of December 31, 2003 and 2002 includes $9,791,000 and $10,964,000, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. This security classification may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

-- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.

-- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

-- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 120 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 or 180 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans is credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

SERVICING:

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

MORTGAGES HELD-FOR-SALE:

Mortgages held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write down from cost to fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write downs and gains or losses recognized upon sale are included in other expense.

The Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable: For variable-rate loans that reprice frequently and with no significant credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgages held-for-sale: Fair values for mortgages held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase: The carrying amounts reported on the consolidated balance sheets for securities sold under agreements to repurchase approximate their fair values.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK BASED COMPENSATION:

At December 31, 2003, the Company has five stock-based employee compensation plans which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, no compensation cost has been recognized for its fixed stock option plans except that compensation costs of $5,009 in 2002 and $40,757 in 2001 were charged against income for the Directors' plan. In addition, $11,250 of compensation cost was recognized in 2003 for a stock award of 500 shares to an executive officer under his employment agreement. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year Ended December 31		
	2003	2002	2001
Net income, as reported	$ 2,177,011	$ 2,381,518	$ 2,557,609
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	47,892	59,749	89,788
Pro forma net income	$ 2,129,119	$ 2,321,769	$ 2,467,821
Earnings per share:			
Basic - as reported	$1.20	$1.35	$1.49
Basic - pro forma	$1.17	$1.32	$1.44
Diluted - as reported	$1.14	$1.28	$1.39
Diluted - pro forma	$1.12	$1.25	$1.34

SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Supplemental Retirement Plan, the Company established a RABBI Trust to assist in the administration of the plan. The accounts of the RABBI Trust are consolidated in the Company's consolidated financial statements. Any available-for-sale securities held by the RABBI Trust are accounted for in accordance with SFAS No. 115.

EARNINGS PER SHARE:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS:

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This Statement did not have a material impact on the Company's consolidated financial statements.

In October 2002, the FASB issued SFAS No. 147 "Acquisitions of Certain Financial Institutions" ("SFAS No. 147") an Amendment of SFAS Nos. 72 and 144 and FASB Interpretation No. 9. SFAS No. 72 "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and FASB Interpretation No. 9 "Applying APB Opinions No. 16 and 17" When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of SFAS No. 147. In addition, SFAS No. 147 amends SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

Paragraph 5 of SFAS No. 147, which relates to the application of the purchase method of accounting, was effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets were effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 were effective on October 1, 2002, with earlier application permitted. There was no impact on the Company's consolidated financial statements on adoption of this Statement.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 clarifies that a guarantor is required to disclose (a) the nature of the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability; (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee.

The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted the initial recognition and initial measurement provisions of FIN 45 effective as of January 1, 2003 and adopted the disclosure requirements effective as of December 31, 2002. The adoption of this interpretation did not have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS Statement No. 123" ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions and disclosure provisions are required for financial statements for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002 and currently uses the intrinsic value method of accounting for stock options.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, (b) clarifies when a derivative contains a financing component, (c) amends the definition of an underlying to conform to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (d) amends certain other existing pronouncements. The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003. There was no substantial impact on the Company's consolidated financial statements on adoption of this Statement.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that certain financial instruments that were previously classified as equity must be classified as a liability. Most of the guidance in SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This Statement did not have any material effect on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it no later than the end of the first reporting period ending after March 15, 2004. However, prior to the required application of FIN 46, as revised, the Company shall apply FIN 46 or FIN 46 (R) to those entities that are considered to be special-purpose entities as of the end of the first fiscal year or interim period ending after December 15, 2003. The adoption of this interpretation has not and is not expected to have a material effect on the Company's consolidated financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of SFAS No. 87, SFAS No. 88 and SFAS No. 106" ("SFAS No. 132 (revised 2003)"). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement retains the disclosure requirements contained in SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial statements.

NOTE 3 - INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gains In Accumulated Other Comprehensive Income	Losses In Accumulated Other Comprehensive Income	Fair Value
Available-for-sale securities:				
December 31, 2003:				
Debt securities issued by U.S. government corporations and agencies	$21,238,283	$ 8,676	$276,667	$20,970,292
Marketable equity securities	756,439	91,065		847,504
Mortgage backed securities	39,844,896	6,503	586,618	39,264,781
	$61,839,618	$106,244	$863,285	$61,082,577
December 31, 2002:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$32,040,062	$287,672	$ 7,824	$32,319,910
Marketable equity securities	1,275,553	55,300		1,330,853
Mortgage backed securities	21,357,410	7,093	46,166	21,318,337
	$54,673,025	$350,065	$ 53,990	$54,969,100

Held-to-maturity securities:	Amortized Cost Basis	Gross Unrecogized Holding Gains	Gross Unrecogized Holding Losses	Fair Value
December 31, 2003:				
Debt securities issued by U.S. government corporations and agencies	$43,775,027	$164,428	$170,400	$43,769,055
Debt securities issued by states of the United States and political subdivisions of the states	1,937,250	27,253		1,964,503
Debt securities issued by foreign governments	500,000			500,000
Mortgage backed securities	31,489,015	226,120	37,997	31,677,138
	$77,701,292	$417,801	$208,397	$77,910,696
December 31, 2002:				
Debt securities issued by states of the United States and political subdivisions of the states	$ 546,308	$	$	$ 546,308
Debt securities issued by foreign governments	500,000			500,000
	$ 1,046,308	$	$	$ 1,046,308

The scheduled maturities of debt securities were as follows as of December 31, 2003:

	Available-For-Sale	Held-To-Maturity	
	Fair Value	Amortized Cost Basis	Fair Value
Due within one year	$	$ 300,000	$ 300,000
Due after one year through five years	18,901,672	37,022,686	37,081,055
Due after five years through ten years	2,068,620	8,889,591	8,852,503
Mortgage backed securities	39,264,781	31,489,015	31,677,138
	$60,235,073	$77,701,292	$77,910,696

Proceeds from sales of available-for-sale securities in 2003, 2002 and 2001 amounted to $17,478,773, $14,771,292 and $857,170, respectively. Gross realized gains and losses in the year ended December 31, 2003 were $248,607 and $625, respectively. The tax expense applicable to these net realized gains amounted to $101,499 for the year ended December 31, 2003. Gross realized gains and losses in the year ended December 31, 2002 were $299,567 and $0, respectively. The tax expense applicable to the realized gains amounted to $122,613 for the year ended December 31, 2002. There were no gains or losses realized from sales in 2001, which consisted of money-market mutual funds.

There were no securities of issuers whose aggregate carrying amount exceeded 10% of stockholders' equity as of December 31, 2003.

Total carrying amounts of $33,720,930 and $15,238,290 of securities were pledged to secure treasury tax and loan, trust funds and public funds on deposit, and securities sold under agreements to repurchase as of December 31, 2003 and 2002, respectively.

In connection with its supplemental retirement plan described in Note 9, the Company set up a RABBI Trust which includes trading securities. The RABBI Trust is included in other assets on the consolidated balance sheets. The portion of trading gains for the year ended December 31, 2003 and trading losses for the year ended December 31, 2002 that relates to trading securities still held at year end amounted to $139,322 and $(69,904), respectively. The fair value of trading securities held in the RABBI Trust as of December 31, 2003 and 2002 was $696,189 and $744,746, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2003:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities:						
Debt securities issued by U.S. government corporations and agencies.....	$28,840,373	$ 447,067	$	$	$28,840,373	$ 447,067
Federal agency mortgage-backed securities	46,939,912	624,615			46,939,912	624,615
Total temporarily impaired securities	$75,780,285	$1,071,682	$	$	$75,780,285	$1,071,682

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2003 consist of debt securities issued by U.S. government corporations and agencies with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future, and due to the securities relative short duration, anticipates that the unrealized losses that currently exist will be dramatically reduced going forward.

NOTE 4 - LOANS

Loans consisted of the following as of December 31:

	2003	2002
Commercial, financial and agricultural	$ 34,787,962	$ 37,902,656
Real estate - construction and land development	4,408,975	2,209,105
Real estate - residential........	63,345,679	81,245,275
Real estate - commercial........	59,195,713	57,702,355
Consumer	7,233,142	7,576,333
Other........	6,972,233	6,110,134
	175,943,704	192,745,858
Allowance for loan losses........	(2,182,675)	(2,012,578)
Deferred loan costs, net	650,627	661,009
Net loans	$174,411,656	$191,394,289

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2003	2002	2001
Balance at beginning of period	$2,012,578	$1,996,376	$1,912,696
Loans charged off	(78,101)	(532,664)	(102,071)
Provision for loan losses	120,000	303,890	135,000
Recoveries of loans previously charged off	128,198	244,976	50,751
Balance at end of period	$2,182,675	$2,012,578	$1,996,376

Certain directors and executive officers of the companies in which they have significant ownership interest were customers of the Bank during 2003. Total loans to such persons and their companies amounted to $443,103 as of December 31, 2003. During 2003 principal payments and advances totaled $69,821 and $34,080, respectively.

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2003	2002
Nonaccrual loans	$1,006,740	$574,569
Accruing loans which are 90 days or more overdue	$	$ 660

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows as of December 31:

	2003		2002	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 866,237	$ 526,000	$ 54,502	$ 3,000
Loans for which there is no related allowance for credit losses	0		379,564	
Totals	$ 866,237	$ 526,000	$ 434,066	$ 3,000
Average recorded investment in impaired loans during the year ended December 31	$ 585,988		$ 512,703	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ 26,174		$ 27,599	
Amount recognized using a cash-basis method of accounting	$ 26,174		$ 27,599	

No valuation allowance for the carrying amount of mortgage servicing rights at December 31, 2003 and 2002 was recorded because management estimates that there is no impairment in the carrying amount of those rights. The fair values of these rights approximated their carrying amount. Changes in the mortgage servicing asset, which are included in other assets, were as follows for the years ended December 31:

	2003	2002
Balance at beginning of period	$293,098	$218,010
Capitalized mortgage servicing rights	184,250	186,638
Amortization	(224,556)	(111,550)
Balance at end of period	$252,792	$293,098

NOTE 5 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2003	2002
Land	$ 421,077	$ 421,077
Buildings	4,496,139	4,488,003
Furniture and equipment	3,782,332	3,757,831
Leasehold improvements	1,776,031	1,774,031
Construction in progress	10,060	12,260
	10,485,639	10,453,202
Accumulated depreciation and amortization	(6,659,985)	(6,035,506)
	$ 3,825,654	$ 4,417,696

NOTE 6 - DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100,000 or more were $10,152,690 and $8,733,740 as of December 31, 2003 and 2002, respectively.

For time deposits as of December 31, 2003, the scheduled maturities for the years ended December 31, are:

2004	$37,935,888
2005	12,220,937
2006	5,684,104
2007	2,876,209
2008	49,149
	$58,766,287

Deposits from related parties held by the Company as of December 31, 2003 and 2002 amounted to $3,016,444 and $2,522,209, respectively.

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of December 31, 2003 are securities sold on a short term basis by the Bank that have been accounted not as sales but as borrowings. The securities consisted of mortgage-backed securities issued by U.S. Government Corporations. The securities were held in the Bank's safekeeping account at Federal Reserve Bank under the control of the Bank and pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements.

NOTE 8 - INCOME TAXES

The components of the income tax expense are as follows for the years ended December 31:

	2003	2002	2001
Current:			
Federal	$1,142,902	$1,121,772	$1,231,896
State	471,488	479,032	489,042
	1,614,390	1,600,804	1,720,938
Deferred:			
Federal	(216,939)	(188,114)	(110,019)
State	(81,120)	(78,389)	(36,710)
	(298,059)	(266,503)	(146,729)
Total income tax expense	$1,316,331	$1,334,301	$1,574,209

The reasons for the difference between the statutory federal income tax rates and the effective tax rates are summarized as follows for the years ended December 31:

	2003 % of Income	2002 % of Income	2001 % of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Tax-exempt income	(4.2)	(4.7)	(3.8)
Dividends paid to ESOP	(1.0)	(.9)	(.7)
Unallowable expenses	.4	.3	1.5
Other	1.1		(.2)
State tax, net of federal tax benefit	7.4	7.2	7.3
Effective tax rates	37.7%	35.9%	38.1%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 740,335	$ 691,218
Deferred compensation	641,845	641,152
Minimum pension liability		59,816
Accrued retirement benefits	136,098	122,838
Accrued interest on nonperforming loans	24,605	7,398
Accrued pension expense	318,610	158,974
Net unrealized loss on available-for-sale securities	309,858	
Gross deferred tax assets	2,171,351	1,681,396
Deferred tax liabilities:		
Net unrealized holding gain on available-for-sale securities		121,184
Accelerated depreciation	97,127	141,244
Loan origination fees and costs, net	265,065	269,317
Other adjustments	22,346	15,624
Mortgage servicing rights	42,000	58,499
Gross deferred tax liabilities	426,538	605,868
Net deferred tax assets	$1,744,813	$1,075,528

Deferred tax assets as of December 31, 2003 and 2002 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2003, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 9 - STOCK COMPENSATION PLANS

The Company has adopted five fixed option, stock-based compensation plans. Under the 1996 amended 1987 Incentive Stock Option Plan for Key Employees, the Company may grant up to 97,650 shares, at fair value, to key employees. Under the 1996 Incentive Stock Option Plan for Key Employees the Company may grant up to 75,390 shares of common stock, at fair value, to key employees. Under the 1998 Incentive Stock Option Plan for Key Employees the Company may grant up to 63,000 shares of common stock, at fair value, to present and future employees. Under the 1996, 1994 and 1993 amended 1987 Director's plan, the Company may grant up to 113,400 shares of common stock to present and future directors at prices and exercise terms as determined by the Board of Directors. Under the 2002 amended 1998 Directors' plan, the Company may grant up to 54,521 shares of common stock to present and future Directors. Under the 1998 Directors' Plan, stock options are granted at prices and exercise terms as determined by the Board of Directors. In 2002, the 1998 Director's Stock Option Plan was amended so that all options granted under the plan shall immediately vest in full upon a Director reaching mandatory retirement age and that all options granted shall expire if not exercised within 90 days after the Director's retirement.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002 and 2001: dividend yield of 4.4% for 2002 and 4.5% for 2001; expected volatility of 11.6% for 2002 and 13% for 2001; risk-free interest rate of 4.4% for 2002 and 5.54% for 2001 and expected lives of 4.7 years for 2002 and 5 years for 2001.

A summary of the status of the Company's fixed stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years ending on those dates is presented below. The status for the year ended 2001 has been restated to reflect the 5% stock dividend in 2002:

	2003		2002		2001	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	227,709	$11.89	313,026	$ 9.61	310,716	$ 9.17
Granted..........................			42,425	17.80	22,050	13.36
Exercised........................	(45,753)	8.59	(123,887)	7.99	(18,690)	6.57
Forfeited........................	(11,865)	13.48	(3,855)	15.70	(1,050)	14.52
Outstanding at end of year....	170,091	12.67	227,709	11.89	313,026	9.61
Options exercisable at year-end	101,344		120,401		199,395	
Weighted-average fair value of options granted during the year	$0.00		$1.42		$2.87	

The following table summarizes information about fixed stock options outstanding as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/03	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as of 12/31/03	Weighted-Average Exercise Price
5.67	1,260	0.38 years	5.67	945	5.67
7.29 – 7.79	35,620	2.12 years	7.32	21,130	7.30
8.21 – 8.57	12,401	2.59 years	8.37	7,701	8.38
9.67	17,500	3.00 years	9.67	9,688	9.67
13.36 – 13.40	34,020	4.96 years	13.39	23,691	13.37
14.52.................	10,290	6.00 years	14.52	3,864	14.52
15.69 – 15.76	21,840	4.20 years	15.70	12,285	15.70
16.67.................	24,660	3.10 years	16.67	9,540	16.67
20.50.................	12,500	2.50 years	20.50	12,500	20.50
	170,091	3.50 years	12.67	101,344	12.82

NOTE 10 - EMPLOYEE BENEFITS OTHER THAN POSTRETIREMENT, MEDICAL AND LIFE INSURANCE BENEFITS

Defined benefit pension plan

On December 20, 2001 the Company amended its defined benefit pension plan effective January 1, 1997. The amendment changed the plan to be a "safe harbor plan" and provide benefits equal to 1.45% of final average pay per year of service plus .65% of final average pay in excess of covered compensation per year of service, not to exceed 30 years of service. The amendment created a prior service cost of $937,543 that will be amortized over the average remaining working lifetime of the participants beginning in 2002. The plan covers substantially all full time employees who meet certain eligibility requirements. Prior to the amendment the benefits paid were based on 2 1/2% of the final average salary for each of the first 20 years of service plus an additional 1% for each of the next 10 years of service less 1 2/3% of the member's social security benefit for each year of service (maximum 30 years).

The following tables set forth information about the plan as of December 31 and the years then ended:

	2003	2002
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$7,210,815	$6,726,827
Service cost	295,657	258,018
Interest cost	496,765	463,594
Benefits paid	(320,879)	(304,033)
Liability loss	37,255	66,409
Benefit obligation at end of year	7,719,613	7,210,815
Change in plan assets:		
Plan assets at estimated fair value at beginning of year	4,543,297	5,598,997
Employer contribution	497,956	
Actual return on plan assets	994,506	(751,667)
Benefits paid	(320,879)	(304,033)
Fair value of plan assets at end of year	5,714,880	4,543,297
Funded status	(2,004,733)	(2,667,518)
Unrecognized net loss	612,663	1,200,375
Unrecognized prior service cost	852,709	907,686
Unamortized net asset existing at date of adoption of SFAS No. 87		(16,725)
Accrued benefit cost included in other liabilities	$ (539,361)	$ (576,182)

Amounts recognized in the balance sheet as of December 31, consist of:

	2003	2002
Accrued benefit cost	$ (539,361)	$ (576,182)
Accrued benefit liability		(1,053,825)
Intangible asset		907,686
Accumulated other comprehensive loss		146,139
Net amount recognized	$ (539,361)	$ (576,182)

The accumulated benefit obligation for the defined benefit pension plan was $6,046,596 and $5,543,956 at December 31, 2003 and 2002, respectively.

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0% and 4.5% for 2003, 7.0% and 4.5% for 2002 and 7.5% and 4.5% for 2001, respectively. The expected long-term rate of return on assets was 9.0% for 2003, 2002 and 2001.

The expected long-term rate of return on plan assets for the pension plan is based on historical returns on plan assets, current and future asset allocations, and Company management's outlook for long-term interest rates.

Components of net periodic (benefit) cost:

	2003	2002	2001
Service cost	$295,657	$258,018	$273,123
Interest cost on benefit obligation	496,765	463,594	404,327
Expected return on assets	(408,967)	(504,147)	(524,500)
Amortization of prior service cost	54,977	54,977	2,512
Amortization of net transition asset	(16,725)	(26,547)	(26,547)
Amortization of net loss (gain) from earlier periods	39,428		(20,031)
Net periodic cost	$461,135	$245,895	$108,884

Plan Assets

The Company's pension plan asset allocations by asset category are as follows:

	December 31, 2003		December 31, 2002	
	Fair Value	Percent	Fair Value	Percent
Money market securities	$ 168,128	2.9%	$ 12,501	.3%
Fixed income securities	1,925,430	33.7	1,575,889	34.7
Equity securities	3,621,322	63.4	2,954,907	65.0
Total	$5,714,880	100.0%	$4,543,297	100.0%

The plan's investments are managed in accordance with the Bank's Trust Department investment management policies and procedures. To achieve the Company's investment objectives, assets within the plan are allocated among a number of asset classes to ensure a proper level of diversification, risk, return and liquidity. The plan's investment portfolio is managed under a "balanced" asset allocation objective, and as of December 31, 2003 the allocation guidelines are as follows:

	Range	Long-Term Target
Equity securities	50% to 70%	60%
Fixed income securities	30% to 50%	35%
Money market investments	0% to 5%	5%

There were no securities of the Company and related parties included in plan assets as of December 31, 2003 and 2002.

The Company expects to contribute $400,000 to its pension plan in 2004.

Supplemental Retirement Plan

On December 24, 1996 the Company adopted a Supplemental Retirement Plan for two executive officers. This plan provides nonfunded retirement benefits designed to supplement benefits available through the Company's retirement plan for employees.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2003	2002
Changes in projected benefit obligation:		
Benefit obligation at beginning of year	$ 1,300,590	$ 1,174,006
Service cost		23,508
Interest cost	91,041	89,814
Benefit paid	(123,230)	(53,120)
Actuarial (gain) loss	(1,795)	66,382
Benefit obligation at end of year	1,266,606	1,300,590
Plan assets	0	0
Funded status	(1,266,606)	(1,300,590)
Unrecognized net loss	128,264	168,575
Accrued pension cost included in other liabilities	$(1,138,342)	$(1,132,015)

The accumulated benefit obligation for the supplemental retirement plan was $1,266,606 and $1,300,590 at December 31, 2003 and 2002, respectively.

On November 6, 2001, the Board of Directors of the Company approved a resolution to increase the benefit under the plan to one of the participants. The above tables reflect an increase in the Company's liability as a result of the resolution.

	2003	2002
Components of net periodic cost:		
Service cost	$	$ 23,508
Interest cost	91,041	89,814
Amortization of unrecognized net loss	38,516	
Net periodic pension cost	$129,557	$113,322

Certain assets of the Company, consisting of U.S. Government obligations, corporate bonds, equity instruments and life insurance policies, are in a Rabbi Trust. The Rabbi Trust is used to assist in the administration of the plan and is subject to the claims of creditors in the case of insolvency. The fair value of the assets in the Rabbi Trust amounted to $1,166,426 and $1,148,148 at December 31, 2003 and 2002, respectively. Such assets did not include any securities of the Company. See Note 3.

The supplemental retirement agreements under the plan provide that the officers do not have any right, title or interest in or to any specified assets of the Company, or any trust or escrow arrangement. In connection with the agreements, the Company established two trust agreements. The trustee of the trusts is another bank.

The discount rate and estimated pay increases used in determining the projected benefit obligation were 7.0% and 0.0% for 2003, 7.0% and 0.0% for 2002 and 7.5% and 0.0% for 2001, respectively.

Defined contribution plan

Effective January 1, 2002, the Bank merged its profit sharing plan, The Profit-Sharing Plan for Employees of The Beverly National Bank, and its 401(k) plan, the Beverly National Bank 401(k) Retirement Plan and Trust, to form the Beverly National Bank 401(k) Profit Sharing Plan. In the new plan, the Bank's matching contribution is increased from 3.0% to 4.5% of compensation. Total contributions under this new Plan amounted to $187,453 for 2003 and $172,088 for 2002, respectively.

The Company's contributions to the previous profit-sharing plan were $17,956 in 2001.

The Company's contributions to the previous 401(k) plan were $106,722 in 2001.

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan (ESOP). This plan is offered to employees who have attained age 21 and who have been employed by the Company and completed a minimum of 1,000 hours of employment. The plan entitles Company employees to common stock or cash upon retirement, disability, death or separation from service from the Company based on a vesting schedule. Benefits become 25% vested after two years of vesting service and increase to 100% vested after five years of vesting service.

The Company makes annual contributions to the ESOP in amounts determined by the board of directors, subject to a limitation based on earnings and capital of the Company. Such contributions are first made to permit required payments of amounts due under any acquisition loans. Dividends received by the ESOP on shares of the Company owned by the ESOP are used to repay any acquisition loans or are credited to the accounts of allocated shares. The ESOP may borrow money to purchase shares of the Company. The shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. Any debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. ESOP compensation expense totalled $0 in 2003, $88,766 in 2002 and $169,000 in 2001.

The ESOP shares were as follows as of December 31:

	2003	2002
Allocated shares	124,800	134,688
Total ESOP shares	124,800	134,688

Change in Control

One of the Company's executive officers has a change in control agreement (agreement) with the Company. Under the agreement, if the executive officer's employment is terminated subsequent to a change in control as defined in the agreement, then the officer is entitled to a lump sum equal to the product of the average sum of annual base compensation, including salary and bonus, for the five preceding years (or the term of employment, if less) multiplied by three.

Three executive officers have employment agreements which state that if the executive officer's employment is terminated subsequent to a change in control as defined in the agreement, then the officers are entitled to a lump sum equal to the product of the average sum of annual base compensation, including salary and bonus, paid to the executive officer for the five preceding years multiplied by two.

In addition, one executive officer has an employment agreement which states that if involuntary termination and/or termination by the officer for good reason as defined in the agreement occurs within 24 months following a change in control also defined in the agreement, that the officer will be entitled to a lump sum amount equal to the product of the average sum of annual base compensation, salary plus bonus, for the five preceding years (or the term of employment, if less) multiplied by two less one hundred ($100).

NOTE 11 - POSTRETIREMENT BENEFITS OTHER THAN PENSION

The Company provides postretirement medical and life insurance benefits for retired employees. During 1993 the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension." The Company elected to amortize the cumulative effect of the change in accounting for postretirement benefits of $859,500 which represents the accumulated postretirement benefit obligation (APBO) existing as of January 1, 1993. The APBO is being amortized on a straight-line basis over a twenty year period. The Company continues to fund medical and life insurance benefit costs on a pay-as-you-go basis. Participation in this plan was frozen in 1993 to include only individuals who met certain age and service requirements. The program was adjusted in 2003 to cap the reimbursement of the Medicare Part B rate at the 2003 level for medical reimbursement and discontinue the dental coverage subsidy for all participants.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2003	2002
Change in accumulated postretirement benefit obligation:		
Benefit obligation at beginning of year	$ 685,020	$ 659,626
Plan amendment	(83,621)	
Service cost	2,376	1,932
Interest cost	44,443	48,477
Actuarial (gain) loss	(31,931)	40,266
Benefits paid	(56,970)	(65,281)
Benefit obligation at end of year	559,317	685,020
Fair value of plan assets at end of year	0	0
Funded status	(559,317)	(685,020)
Unrecognized net actuarial gain	(75,988)	(44,406)
Unrecognized transition obligation	303,979	430,500
Accrued benefit cost included in other liabilities	$(331,326)	$(298,926)

Components of net periodic cost:

	2003	2002	2001
Service cost	$ 2,376	$ 1,932	$ 1,321
Interest cost on benefit obligation	44,443	48,477	49,830
Amortization of prior service cost	42,900	42,900	42,900
Amortization of actuarial gain	(349)	(736)	(2,456)
Net periodic cost	$89,370	$92,573	$91,595

	2003	2002
Assumptions:		
Weighted-average assumptions used to determine benefit obligation at December 31:		
Discount rate	7.00%	7.00%
Weighted-average assumption used to determine net periodic cost for years ended December 31:		
Discount rate	7.00%	7.50%
Assumed health care cost trend rates at December 31:		
Health care cost trend rate assumed for next year	7.00%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.50%	5.50%
Year that the rate reaches the ultimate trend rate	2006	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 890	$ (843)
Effect on postretirement benefit obligation	$6,193	$(5,857)

NOTE 12 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under various lease agreements covering branch offices and ATM locations. The terms expire between February 29, 2005 and December 31, 2029. Options to renew for additional terms are included under the operating lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2003:

2004	$ 251,440
2005	211,516
2006	167,866
2007	69,000
2008	66,000
Years thereafter	1,386,000
Total minimum lease payments	$2,151,822

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $257,826 for 2003, $239,430 for 2002 and $229,719 for 2001.

On November 6, 2003, the Company entered into a 15 year lease for a branch office which is not included in the above commitment schedule. The lease term begins on the earlier of (1) the date the branch office opens to the public or (2) the commencement date, as defined in the lease agreement. The fixed minimum annual rent for each year of the lease is as follows:

TERM YEAR	ANNUAL AMOUNT
1 - 5	$185,000
6 - 10	212,750
11 - 15	244,663

The Company entered into an agreement with a data processing services provider. Under the agreement, the Company is obligated to pay monthly minimum processing fees equal to $16,116 through February 2009 and the Company may cancel the agreement at any time, provided the Company pays a termination fee equal to forty percent (40%) of the Estimated Remaining Value as defined in the agreement.

NOTE 13 - FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2003 and 2002, the maximum potential amount of the Company's obligation was $352,226 and $375,595, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company's financial instruments, all of which are held or issued for purposes other than trading, are as follows as of December 31:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 22,950,289	$ 22,950,289	$ 50,381,665	$ 50,381,665
Available-for-sale securities	61,082,577	61,082,577	54,969,100	54,969,100
Held-to-maturity securities	77,701,292	77,910,696	1,046,308	1,046,308
Federal Home Loan Bank stock	1,041,900	1,041,900	744,800	744,800
Federal Reserve Bank stock	142,500	142,500	97,500	97,500
Loans, net	174,411,656	175,339,000	191,394,289	192,642,000
Mortgages held-for-sale			1,622,500	1,663,983
Accrued interest receivable	1,243,694	1,243,694	1,148,290	1,148,290
Financial liabilities:				
Deposits	308,280,816	308,736,000	281,295,684	281,712,000
Securities sold under agreements to repurchase	9,943,208	9,943,208		

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions. Accounting policies related to financial instruments are described in Note 2.

	2003	2002
Commitments to originate loans	$ 1,290,000	$ 5,149,000
Standby letters of credit	352,226	375,595
Unadvanced portions of loans:		
Consumer	2,927,995	2,412,965
Home equity	14,649,356	9,115,407
Commercial lines of credit	14,392,010	11,660,439
Commercial construction	73,700	356,798
Residential construction	802,381	1,052,033
	$34,487,668	$30,122,237

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 14 - SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located within the state. As of December 31, 2003, loans to borrowers in the health care industry totaled $18,369,481, or 10.4% of total loans. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 15 - REGULATORY MATTERS

The Bank, as a National Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. As of December 31, 2003 the Bank could declare dividends up to $3,039,681, without the approval of the Comptroller of the Currency.

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollar amounts in thousands)			
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$28,888	15.02%	$15,382	≥8.0%	N/A	
Beverly National Bank	26,025	13.71	15,187	≥8.0	$18,984	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	26,664	13.87	7,691	≥4.0	N/A	
Beverly National Bank	23,842	12.56	7,594	≥4.0	11,390	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	26,664	7.78	13,709	≥4.0	N/A	
Beverly National Bank	23,842	7.00	13,620	≥4.0	17,025	≥5.0
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$26,419	13.79%	$15,330	≥8.0%	N/A	
Beverly National Bank	22,739	12.10	15,038	≥8.0	$18,798	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	24,407	12.74	7,665	≥4.0	N/A	
Beverly National Bank	20,727	11.03	7,519	≥4.0	11,279	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	24,407	7.87	12,400	≥4.0	N/A	
Beverly National Bank	20,727	6.78	12,235	≥4.0	15,294	≥5.0

NOTE 16 - STOCK DIVIDEND, EARNINGS PER SHARE (EPS) AND DIVIDENDS DECLARED PER SHARE

On June 21, 2002, the Company paid a 5% stock dividend to shareholders of record on June 5, 2002. Based on the number of common shares outstanding on the record date, the Company issued 89,475 new shares. The fair market value of the additional shares issued, aggregating $1,870,028, was charged to retained earnings, and common stock and additional paid-in capital were increased by $223,688 and $1,646,340, respectively. All references in the accompanying financial statements to the number of common shares and per share amounts are based on the increased number of shares giving retroactive effect to the stock dividend. Earnings per common share, earnings per common share assuming dilution, and dividends declared per share as previously reported for 2001 have been reduced by $0.08, $0.07, and $0.04, respectively to reflect the issuance of the 2002 stock dividend.

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2003			
Basic EPS			
Net income and income available to common stockholders	$2,177,011	1,813,206	$1.20
Effect of dilutive securities, options		90,148	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,177,011	1,903,354	$1.14
Year ended December 31, 2002			
Basic EPS			
Net income and income available to common stockholders	$2,381,518	1,757,687	$1.35
Effect of dilutive securities, options		102,143	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,381,518	1,859,830	$1.28
Year ended December 31, 2001			
Basic EPS			
Net income and income available to common stockholders	$2,557,609	1,714,090	$1.49
Effect of dilutive securities, options		123,801	
Diluted EPS			
Income available to common stockholders and assumed conversions	$2,557,609	1,837,891	$1.39

NOTE 17 - RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 18 - PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements presented are for the Beverly National Corporation (Parent Company Only) and should be read in conjunction with the consolidated financial statements.

BEVERLY NATIONAL CORPORATION (Parent Company Only)
BALANCE SHEETS

December 31, 2003 and 2002

ASSETS	2003	2002
Cash	$ 819	$ 66
Investment in Beverly National Bank	23,365,669	21,719,653
Investment in Cabot Street Realty Trust	634,431	605,576
Investment in available-for-sale securities (at fair value)	717,218	1,270,453
Loans	624,000	731,000
Premises and equipment	465,548	482,334
Accounts receivable from subsidiaries	27,630	110,228
Interest receivable	663	905
Prepaid and deferred taxes	411,932	527,730
Total assets	$26,247,910	$25,447,945

LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued audit expense	$ 5,880	$ 14,800
Total liabilities	5,880	14,800
Stockholders' equity:		
Preferred stock, $2.50 par value per share; 300,000 shares authorized; issued and outstanding none		
Common stock, par value $2.50 per share; authorized 2,500,000 shares; issued 1,944,879 shares as of December 31, 2003 and 1,905,321 shares as of December 31, 2002; outstanding, 1,832,094 shares as of December 31, 2003 and 1,785,841 shares as of December 31, 2002	4,862,198	4,763,303
Paid-in capital	6,280,618	5,852,014
Retained earnings	17,073,858	16,347,372
Treasury stock, at cost (112,785 shares as of December 31, 2003 and 119,480 shares as of December 31, 2002)	(1,527,461)	(1,618,112)
Accumulated other comprehensive (loss) income	(447,183)	88,568
Total stockholders' equity	26,242,030	25,433,145
Total liabilities and stockholders' equity	$26,247,910	$25,447,945

BEVERLY NATIONAL CORPORATION (Parent Company Only)
STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income:			
Interest on taxable investment securities	$ 11,344	$ 12,432	$ 40,901
Dividends on marketable equity securities	8,122	6,538	5,230
Interest on loans and receivables from subsidiaries	47,979	59,037	74,803
Dividends from Beverly National Bank	1,444,345	1,358,003	1,243,316
Total interest and dividend income	1,511,790	1,436,010	1,364,250
Other income:			
Rental income	36,000	36,000	36,000
Total other income	36,000	36,000	36,000
Expenses:			
Occupancy expense	16,786	16,786	16,771
Professional fees	95,264	145,633	88,014
Other expense	45,474	54,717	92,393
Total expenses	157,524	217,136	197,178
Income before income tax expense (benefit) and equity in undistributed net income of subsidiaries	1,390,266	1,254,874	1,203,072
Income tax (benefit) expense	(54,996)	(69,717)	5,403
Income before equity in undistributed net income of subsidiaries	1,445,262	1,324,591	1,197,669
Equity in undistributed net income of subsidiaries:			
Beverly National Bank	702,894	1,003,949	1,332,838
Cabot Street Realty Trust	28,855	52,978	27,102
Total equity in undistributed net income of subsidiaries	731,749	1,056,927	1,359,940
Net income	$2,177,011	$2,381,518	$2,557,609

BEVERLY NATIONAL CORPORATION (Parent Company Only)
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$2,177,011	$2,381,518	$2,557,609
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiaries	(731,749)	(1,056,927)	(1,359,940)
(Decrease) increase in accrued expenses	(8,920)	(3,800)	14,600
Depreciation expense	16,786	16,786	16,771
Increase in dividend receivable	(523)		
Compensation expense relating to grants of common stock at prices less than market value		5,009	40,757
Stock award	11,250		
Change in prepaid and deferred taxes	397,821	(65,530)	(1,183)
Accretion of securities			(19,300)
Decrease in interest receivable	765	2,017	26,955
Net cash provided by operating activities	1,862,441	1,279,073	1,276,269
Cash flows from investing activities:			
Purchases of available-for-sale securities	(1,028,000)	(1,121,500)	(875,000)
Proceeds from maturities of available-for-sale securities			600,000
Proceeds from sales of available-for-sale securities	1,617,000	415,000	857,170
Additional investment in subsidiary	(1,500,000)		
Loan originations and principal collections, net	107,000	265,000	86,000
Net cash provided by (used in) investing activities	(804,000)	(441,500)	668,170
Cash flows from financing activities:			
Proceeds from exercise of stock options	392,837	989,327	122,830
Purchases of treasury stock		(389,375)	(801,270)
Dividends paid	(1,450,525)	(1,459,164)	(1,245,004)
Net cash used in financing activities	(1,057,688)	(859,212)	(1,923,444)
Net increase (decrease) in cash and cash equivalents	753	(21,639)	20,995
Cash and cash equivalents at beginning of year	66	21,705	710
Cash and cash equivalents at end of year	$ 819	$ 66	$ 21,705
Supplemental disclosure:			
Income taxes paid (received)	$ (452,817)	$ (4,187)	$ 6,586

The Parent Only Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001, and therefore are not reprinted here.

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BEVERLY NATIONAL BANK ADVISORY BOARD MEMBERS

Main Office/North Beverly

Name	Affiliation
George W. Darrah	Brown's of Beverly Bicycles
R. Bruce Gove	Gove Lumber Co.
Matthew Guanci	Super Sub Shop
Kim Manetta	Desjardins Jewelers
Richard F. Mooney, Jr.	Sterling Insurance Company
Janice Preston	Casa de Moda
David L. Ray	Leslie S. Ray Insurance Agency
William Heney, Esq.	Attorney
Thomas Trudel	Beverly Glass Co.
Robert Edelstein	Reliant Mortgage Company, LLC

Topsfield Branch

Name	Affiliation
Gerald Buckley	Buckley's Executive Sedan Service
J. Patrick Kinhan, Esq	Attorney
Gretchen L. Marks	DataMarks
Peter F. Sennott	Sennott Insurance Agency
William N. Shannon	General Business Services
James F. Sterio, Esq.	Regnante, Sterio & Osborne LLP
William Cargill	Cargill Insurance
Harry Martin	Products for Research

Manchester Branch

Name	Affiliation
Carl Anderson	Contractor
Katherine Farricker	Private Citizen
Ronald Kelley	Private Citizen
Scott Lucas	Seaside Cycle
Stanley Magnuson	S. Magnuson & Associates
Colleen McGuire Malik	Chapman's Greehouse

Hamilton Branch

Name	Affiliation
Thomas Anthony	Anthony & Dodge, PC
Stephen D. Bean	Villager Market
Toni Carolina	Photographer/Reporter
David Cloutman	Dodge Tree Service
J. Carlton Engel, D.C.	North Shore Chiropractic Wellness Center
William V. Hobbie, DVM	Hamilton-Wenham Veterinary Clinic
E. James Kroesser, Esq.	Attorney
Roberta J. Shaw	ADDlantic Associates
Fred Lebel	Certified Public Accountant
Janet Barsanti	Wenham Tea House

Cummings Center Branch

Name	Affiliation
John Colucci, Esq.	Colucci & Associates, PC
Margaret Hamilton	Hamilton-Thorne Research Associates
Michael S. Lucy	Northeast Gas Markets, Inc.
Cathy Rumery, CPA	Certified Public Accountant
John P. Spellman	d/a/p associates/PIKE Communications
Michael Spanos	Business Systems Consultants
Julia Tiernan	Certified Public Accountant
Al Dichner	R&L Associates

BEVERLY NATIONAL BANK PRODUCTS AND SERVICES

BUSINESS SERVICES

Commercial and Industrial Lending:
Equipment Financing
Commerical Real Estate
Lines of Credit
Short and Long Term Working Capital Loans

Business Banking:
Business Checking
Business Debit Cards
Cash Management
Business Cash Reserve
Internet Banking
Merchant Bankcard Processing
Automated Payroll Services
ACH Origination Services
Wire Transfer Services
International Banking Services

INVESTMENT, WEALTH MANAGEMENT AND TRUST SERVICES

Investment Management
Trustee and Executor Services
Mutual Funds and Annuities
Securities Brokerage
Insurance
Securities Custody
IRAs
Business Retirement Plans
Estate Planning
Retirement Planning
College Savings Plans

PERSONAL BANKING SERVICES

Consumer Loans:
Residential Mortgages
Home Equity Lines of Credit
Construction Loans
Home Improvement Loans
Automobile Financing
Higher Education Loans
Overdraft Protection

Consumer Banking:
Checking Accounts
Savings Accounts
Money Market Accounts
Certificates of Deposit
Electronic Banking
Internet Banking
Debit and ATM Cards
IRA's

BEVERLY COMMUNITY DEVELOPMENT CORPORATION

Small Business Lending
Affordable Housing Initiatives

Branch Division

Main Office- 240 Cabot Street (978) 922-2100	Jayne Murray Bernier, Assistant Vice President & Branch Officer Carol A. Schroeder, Assistant Manager
Beverly Cummings Center- 100 Cummings Center Suite 101M (978) 922-3322	Pierre M. Lawrence, Branch Business Development Officer Judith A. Kennedy, Assistant Manager
North Beverly- 63 Dodge Street (978) 927-2233	Bradford J. Gaige, Branch Business Development Officer Cynthia A. DiRubio, Assistant Manager
Hamilton- 25 Railroad Avenue (978) 468-2243	Marcia A. Crateau, Branch Officer Ruth Erickson, Assistant Manager
Manchester-by-the-Sea- 11 Summer Street (978) 526-9151	Susan M. Renna, Branch Officer Ann M. Giroux, Assistant Manager
Topsfield- 15 Main Street (978) 887-8782	Lois Ann Brown, Branch Officer

Beverly High School and
Hamilton/Wenham Regional High School
(Financial Education Partnerships)

Beverly National Corporation

Beverly National Bank

Directors

Donat A. Fournier, 2002
President and Chief Executive Officer
Beverly National Bank and Beverly National Corporation

Neiland J. Douglas, Jr. 1977
President, Morgan & Douglas Planning & Research

John L. Good, III, 1987
Good Consulting, LLC

John N. Fisher, 1989
President, Fisher & George Electrical Co., Inc.

Alice B. Griffin, 1992
Consultant

Richard H. Booth, 1993
Stockbroker, Retired

James D. Wiltshire, 1993
Consultant

Clark R. Smith, 1994
Attorney

Mark B. Glovsky, 1996
Partner, Glovsky & Glovsky
Attorney at Law

Robert W. Luscinski, CPA, 1999
Certified Public Accountant

Honorary Director

Harold C. Booth

Beverly National Corporation

Officers

Donat A. Fournier
President and Chief Executive Officer

Paul J. Germano, Vice President and Clerk

James E. Rich, Jr., CTFA, Vice President

John R. Putney, Vice President

Peter E. Simonsen, Treasurer

Beverly National Bank

Executive Officer

Donat A. Fournier
President and Chief Executive Officer

Internal Audit

Diane M. Horne, Auditor

Finance Division

Peter E. Simonsen
Senior Vice President and
Chief Financial Officer

Joseph J. Normant, Jr. Assistant Vice President

Roberta A. Sutherland, Assistant Vice President

Loan Division

John R. Putney
Senior Vice President and Senior Loan Officer

Nicholas P. Helides, Vice President

Mary C. Helming, Vice President

David Lawson, Vice President

Donald R. Lonnberg, Vice President

Gregory M. Ryan, Vice President

Ann Mulry Shaw, Vice President

Judith A. Zolla, Vice President and
Mortgage Officer

Daniel A. Jacobs, Assistant Vice President

Muriel A. Zaginailoff, Assistant Vice President

Frances Salah, Commercial Credit Officer

Lisa J. Lewis, Collection Manager

Robert A. Mangan, Cash Management Officer

Trust Division

James E. Rich, Jr., CTFA
Senior Vice President and Senior Trust Officer

Lisa J. Austin, CFA
Vice President and Investment Officer

Stephen F. Curran, CFP
Vice President and Trust Officer

James M. Williams, Vice President

Judith E. Curran, Assistant Vice President

Lucille T. Duval, Assistant Vice President
and Trust Officer

Linda J. Pata, CTFA, Assistant Vice President
and Trust Officer

Operations Division

Paul J. Germano
Senior Vice President, Cashier and Chief Operations Officer

J. Michael Lawler, Vice President

Patricia K. St. Clair, Vice President

Elizabeth A. Thompson, Assistant Vice President

Ellen Morrison, Human Resources Officer

Marketing

Janet Belsky, Marketing Officer

Beverly National Corporation
240 Cabot Street
Beverly, MA 01915
978-922-2100
www.BeverlyNational.com